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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
   SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                  ALUMAX INC.
                           (NAME OF SUBJECT COMPANY)

                                  ALUMAX INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   022197107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                               HELEN M. FEENEY
              ALUMAX INC. 3424 PEACHTREE ROAD, N.E., SUITE 2100
                            ATLANTA, GEORGIA 30326
                          TELEPHONE: (404) 846-4600
                          TELECOPIER: (404) 846-4533
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:
                               JOHN EVANGELAKOS
                             SULLIVAN & CROMWELL
                               125 BROAD STREET
                           NEW YORK, NEW YORK 10004
                          TELEPHONE: (212) 558-4000
                          TELECOPIER: (212) 558-3588

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Alumax Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3424 Peachtree Road, N.E., Suite 2100, Atlanta, Georgia 30326. The title of the class of securities to which this Statement relates is the common stock of the Company, par value $0.01 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer (the "Offer") by AMX Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Aluminum Company of America (the "Parent"), to purchase up to 27,000,000 Shares at a price of $50.00 per Share in cash (such amount or any greater amount per Share paid pursuant to the Offer being hereinafter referred to as the "Per Share Cash Amount"), net to the tendering stockholder, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal, each of which is being mailed to stockholders of the Company with this Statement and is filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 filed by Purchaser with the Securities and Exchange Commission (the "Commission") on March 13, 1998 (the "Schedule 14D-1"). If more than 27,000,000 Shares are validly tendered prior to the expiration of the Offer (the "Expiration Date") and not withdrawn, the Purchaser will accept for payment (and thereby purchase) 27,000,000 Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered on or prior to the Expiration Date and not withdrawn by each tendering stockholder. The 27,000,000 Shares to which the Offer relates represents approximately 50% of the Shares expected to be issued and outstanding at the Expiration Date.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 8, 1998 (the "Merger Agreement"), among the Company, the Parent and the Purchaser. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, following the purchase of Shares pursuant to the Offer, the Company will be merged with and into the Purchaser (the "Merger"), which will be the surviving corporation in the Merger.

  At the effective time of the Merger (the "Effective Time"), each Share (other than Shares purchased in the Offer or otherwise owned by the Parent or any of its subsidiaries ("Excluded Shares"), owned by the Company or any of its subsidiaries or owned by stockholders exercising appraisal rights pursuant to the Delaware General Corporation Law ("Dissenting Shares") will be converted into, and become exchangeable for, the right to receive (i) 0.6975 (the "Exchange Ratio") of a share of common stock, $1.00 par value per share, of the Parent (the "Parent Common Stock"), if the Purchaser purchases at least 27,000,000 Shares or such other number of Shares which equals the 50% Share Number (as hereinafter defined); or (ii) a combination of cash and a fraction of a share of Parent Common Stock, if the Purchaser purchases fewer Shares than the 50% Share Number. The per Share consideration determined pursuant to clause (i) or (ii) of the previous sentence is hereinafter referred to as the "Merger Consideration".

  The "50% Share Number" equals that number of Shares which represents an absolute majority of the excess of (x) the number of issued and outstanding Shares on a fully diluted basis on the Expiration Date, minus (y) the total number of Shares issuable upon the exercise of all outstanding employee and director stock options. On the Expiration Date, if the Purchaser purchases all Shares validly tendered and such number of Shares is less than 27,000,000, then in the Merger each Share will be converted into the right to receive a prorated amount of the cash remaining available from the Offer (the "Merger Cash Prorate Amount") and a fraction of a share of Parent Common Stock (the "Adjusted Exchange Ratio"), each determined as follows. The Merger Cash Prorate Amount will equal the U.S. dollar cash amount (rounded up to the nearest cent) determined by dividing (x) the product of the per Share cash amount paid by the Purchaser pursuant to the Offer times the excess of the 50% Share Number over the number of Shares purchased by the Purchaser in the Offer by (y) the total number of Shares outstanding immediately prior to the Effective Time minus the number of Shares owned by the Parent

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and its subsidiaries immediately prior to the Effective Time (the "Final
Outstanding Number"). The Adjusted Exchange Ratio will be determined by dividing (x) the product of the 50% Share Number times .6975 by (y) the Final Outstanding Number. For example, if 26,000,000 Shares were purchased by the Purchaser in the Offer and at the Effective Time the 50% Share Number were 27,000,000 and the Final Outstanding Number were 28,000,000, then in the Merger each Share (other than those owned by the Parent or its subsidiaries and Dissenting Shares) would be converted into the right to receive $1.79 in cash and .6726 of a share of the Parent Common Stock.

  The Offer and the Merger are intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If they are so treated, for U.S. federal income tax purposes (i) no gain or loss will be recognized by the Parent, the Purchaser or the Company pursuant to the Offer or the Merger, (ii) a stockholder of the Company who exchanges all of such stockholder's Shares solely for cash in the Offer (or upon exercise of appraisal rights in connection with the Merger) will recognize gain or loss in an amount equal to the difference between the cash received and such stockholder's adjusted tax basis in the Shares surrendered and (iii) a stockholder of the Company who does not exchange any Shares pursuant to the Offer and who receives solely Parent Common Stock in exchange for Shares in the Merger will not recognize any gain or loss and (iv) a stockholder of the Company who receives a combination of cash and Parent Common Stock in the Offer and the Merger or in the Merger only will not recognize loss but will recognize gain, if any, on the Shares so exchanged to the extent of any cash received. It is a condition to the respective obligations of each of the Company and the Purchaser that such party receive an opinion from its tax counsel to the effect that the Merger qualifies as a reorganization. Stockholders are encouraged to review the description of the tax consequences of the Offer and the Merger described in Section 5 of the Offer to Purchase.

  Because the market price of the shares of the Parent Common Stock will fluctuate and the Exchange Ratio will not be adjusted as a result of such price fluctuation, the value of a share of the Parent Common Stock multiplied by the Exchange Ratio at the Effective Time may be greater or less than the $50.00 in cash per Share payable pursuant to the Offer. ACCORDINGLY, THE VALUE OF THE MERGER CONSIDERATION MAY BE GREATER OR LESS THAN THE $50.00 PER SHARE TO BE RECEIVED BY HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER. Based on the closing price of the Parent Common Stock on the New York Stock Exchange, Inc. (the "NYSE") on March 12, 1998, the value of the fraction of a share of the Parent Common Stock which would have been received in the Merger had it occurred on such date for each Share pursuant to the Exchange Ratio would have been $49.78 (assuming 27,000,000 Shares were purchased in the Offer).

  Pursuant to the Merger Agreement, the Company has redeemed the preferred stock purchase rights outstanding pursuant to the Rights Agreement, dated February 22, 1996 (the "Rights Agreement"), between the Company and Chemical Mellon Shareholder Services, L.L.C., as rights agent. Payment of the $.01 per right redemption price will be made to stockholders of record as of March 18, 1998.

  The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the stockholders of the Company holding a majority of the outstanding Shares. The Company has agreed to convene a special meeting of its stockholders as promptly as practicable for such purpose. If such meeting is held subsequent to the consummation of the Offer and if the Purchaser has acquired (pursuant to the Offer or otherwise) a majority of the outstanding Shares, the Purchaser will have sufficient voting power to adopt the Merger Agreement without the vote of any other stockholder.

  The Merger Agreement is summarized in Item 3(b) below. A copy of the Merger Agreement has been filed as Exhibit 3 to this Statement and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the address of the principal executive offices of the Parent and Purchaser is 425 Sixth Avenue, Pittsburgh, Pennsylvania 15219.

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ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name of the Company, which is the person filing this Statement, and the address of its principal executive offices are set forth in Item 1 above. Unless the context otherwise requires, references in this Statement to the Company refer to the Company and its subsidiaries, taken as a whole.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements or understandings and actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) the Parent, Purchaser or their respective executive officers, directors or affiliates.

 Sales Agreement

  The Company does not mine bauxite or refine alumina. Alcoa of Australia Limited, a subsidiary of the Parent, has been the Company's principal supplier of alumina for over 20 years and currently provides substantially all of the alumina for the Company's reduction operations under a long-term contract which, with renewal options, expires in increments between 2007 and 2018. Pricing under the contract is determined in part on a cost basis and in part on a market basis, providing the Company with protection against spot market price extremes during periods of tight supply. In fiscal years 1997, 1996 and 1995, the Company made aggregate payments under such contract of $257.7 million, $255.4 million and $182.1 million, respectively. A copy of the Restated Sales Agreement, dated as of January 1, 1986, as amended and supplemented as of April 8, 1992 and April 9, 1992, by and between Alcoa of Australia Limited and Alumax Inc., is filed as Exhibit 4 hereto and is incorporated herein by reference; the foregoing description is qualified in its entirety by reference to such exhibit.

 Agreements with Executive Officers and Directors of the Company

  The stockholders of the Company should be aware that certain members of the Company's management and members of the Board have certain interests in the Offer and the Merger that are in addition to the interests of stockholders of the Company generally.

  The Company has entered into certain employment agreements, termination of employment and change in control arrangements with its executive officers, directors and affiliates, as described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached to this Statement as Schedule I and is incorporated herein by reference.

  On March 5, 1998, in connection with the review by the Company of executive compensation and employee benefits in the event of a Change in Control of the Company and upon the recommendation of the Human Resources and Compensation Committee of the Board, the Board approved certain actions described below with respect to termination and change in control arrangements of the Company.

  The Board approved the amendment of the Company's Executive Separation Policy, which is applicable to all officers and other key executives of the Company (19 employees), to (a) increase from 1.5 times to 3 times annual compensation (including incentive award at target) the lump sum cash payment payable in the event of termination of an employee's employment by the Company without "cause" or by the employee for "good reason" within two years following a Change in Control of the Company and (b) increase from 18 months to three years the period following the Change in Control that the Company is required to maintain certain benefits for such employees. The amendment further provides that in the event that any such termination payments or benefits (together with any payments under any other plans, policies or arrangements) are subject to excise tax under Federal tax laws, the Company will increase such termination payment to put each such executive in the same after-tax position as he or she would have been if the excise tax had not been imposed. A copy of the Executive Separation Policy (as amended and restated on March 5, 1998) is filed as Exhibit 5 hereto and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such exhibit.

  In addition, the Board adopted the Separation Policy for Corporate Employees, which provides that in the event of termination of employment of any regular salaried employee at the Company's headquarters and satellite locations (currently 200) by the Company without "cause" or by the employee for "good reason" within two

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years following a Change in Control of the Company, each such employee is entitled to (a) a lump sum payment in cash equal to between 0.5 and 1.5 times his or her annual compensation (including incentive award at target), (b) a pro rata portion of certain incentive compensation awards, determined on the assumption that all applicable targets have been met, and (c) the maintenance of certain benefits for between six and 18 months after termination, in each case based upon length of service with the Company. At the March 5, 1998 meeting, the Board also approved the payment to each director of an amount in cash equal to three times the payments normally made to such director for Board services during a year in the event of a Change in Control. In the cases of two directors of the Company whose retirement was scheduled for a date less than three years from the date of the meeting, the multiple used in calculating the payments will be the number of years (including fractions) between the date of the consummation of the Merger and the Director's normal retirement date. A copy of the Separation Policy for Corporate Employees adopted on March 5, 1998 is filed as Exhibit 6 hereto and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such exhibit.

  For purposes of this Item 3(b), the term "Change in Control" includes the purchase by the Purchaser of 20% or more of the Shares or the approval by the stockholders of the Company of the Merger.

 The Merger Agreement

  The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

 The Offer

  The Merger Agreement provides for the making of the Offer. Pursuant to the Offer, if more than 27,000,000 Shares are validly tendered prior to the Expiration Date and not withdrawn, the Purchaser has agreed to accept for payment (and thereby purchase) 27,000,000 Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered on or prior to the Expiration Date and not withdrawn by each tendering stockholder. In the event that proration of tendered Shares is required, the Purchaser does not expect that it will be able to announce the final results of such proration or pay for any Shares until at least five NYSE trading days after the Expiration Date.

  The obligation of the Purchaser to purchase and pay for Shares tendered pursuant to the Offer is subject to the conditions set forth in Section 14 of the Offer to Purchase. The Purchaser may waive any condition to the Offer, increase the price per Share payable in the Offer and make certain other changes to the Offer. However, pursuant to the Merger Agreement, the Purchaser may not make any change that (i) decreases the price per Share payable in the Offer, (ii) reduces the number of Shares to be purchased in the Offer, (iii) changes the form of consideration to be paid in the Offer, (iv) modifies any of the conditions described in Section 14 of the Offer to Purchase in any manner adverse to the holders of Shares, or (v) except as provided in the following two sentences, extends the Offer. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date, which is 20 business days following the date of commencement of the Offer, if, at the scheduled expiration of the Offer, any of the conditions to the Purchaser's obligation to accept for payment and to pay for the Shares shall not be satisfied or waived, or (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Commission or the staff thereof applicable to the Offer. So long as the Merger Agreement is in effect and the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has not expired or been terminated, the Purchaser has agreed to extend the Offer from time to time for a period or successive periods, each not to exceed ten business days after the previously scheduled expiration date of the Offer.

  Pursuant to the Merger Agreement, the Purchaser is obligated to purchase up to 27,000,000 Shares validly tendered and not withdrawn pursuant to the Offer (or such other number of Shares as equals the 50% Share Number). In the event that on the Expiration Date 27,000,000 Shares is less than the 50% Share Number by more than 2% of the then outstanding Shares and the Offer is scheduled to expire at any time earlier than the tenth business day following the date the Purchaser's notice of acceptance for payment of Shares pursuant to the

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Offer is first published, sent or given, pursuant to the Offer the Purchaser will extend the Offer until the expiration of such ten business day period.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with the DGCL, the Company shall merge with and into the Purchaser and the separate corporate existence of the Company will thereupon cease, and the Purchaser will be the surviving corporation in the Merger (the "Surviving Corporation"). At the Effective Time, each Share, other than Excluded Shares, shall be converted into, and become exchangeable for, the right to receive: (i) 0.6975 of a share of the Parent Common Stock if the Purchaser purchases, pursuant to the Offer, at least 27,000,000 Shares or such other number of Shares which equals the 50% Share Number; or (ii) that fraction of a share of Parent Common Stock equal to the Adjusted Exchange Ratio plus an amount in cash equal to the Merger Cash Prorate Amount, if the Purchaser purchases, pursuant to the Offer, fewer Shares than the 50% Share Number. At the Effective Time, each Share owned by the Parent, the Purchaser, the Company or any of their respective subsidiaries shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. The Merger Agreement provides that if, prior to the Effective Time, the Parent effects a change in the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable therefor, the Merger Consideration will be equitably adjusted.

  Charter Documents; Initial Directors and Officers. The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation; provided, however, that Article FIRST of the Certificate of Incorporation of the Surviving Corporation will be amended in its entirety to read as follows: "FIRST: The name of the corporation is Alumax Inc." The Merger Agreement also provides that, at the Effective Time the By-laws of the Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation. Pursuant to the Merger Agreement, the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation, and the officers of the Purchaser at the Effective Time will be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

  Stockholders' Meeting. The Merger Agreement provides that as promptly as practicable following the date of the Merger Agreement, the Company, acting through the Board, will, in accordance with applicable law duly call, give notice of, convene and hold a special meeting of the stockholders of the Company for the purposes of considering and taking action upon the approval of the Merger and the approval and adoption of the Merger Agreement.

  Directors. The Merger Agreement provides that, promptly upon the purchase of and payment for any Shares by the Purchaser or any of its affiliates pursuant to the Offer, the Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product obtained by multiplying the total number of directors on such Board (giving effect to the directors designated by the Parent pursuant to this sentence) by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Merger Agreement provides that the Company is obligated, upon request of the Purchaser, to increase promptly the size of its Board or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable the Parent's designees to be so elected to the Board and will cause the Parent's designees to be so elected. The Company has agreed that, at such time, the Company will, if requested by the Parent, cause directors designated by the Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each significant subsidiary of the Company, and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, the Merger Agreement requires there be at least one member of the Board who was a director on the date of the Merger Agreement and is not an employee of the Company until the Effective Time.

  Solicitation by the Company. The Merger Agreement provides that nothing contained in the Merger Agreement prohibits the Board from furnishing information to, or entering into discussions with, any Person that

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makes a bona fide Acquisition Proposal. The term "Acquisition Proposal" as defined in the Merger Agreement means any tender or exchange offer involving the capital stock of the Company or any of its subsidiaries, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company or any of its subsidiaries, any proposal or offer with respect to any merger, consolidation, business combination, recapitalization, liquidation, dissolution or restructuring of or involving the Company or any of its subsidiaries, or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. Additionally, the Merger Agreement provides that nothing contained in the Merger Agreement prohibits the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if the Board determines in good faith, after consultation with outside legal counsel, that it is necessary to do so in order to avoid breaching its fiduciary duties under applicable law; provided, however, that neither the Company nor the Board nor any committee thereof may withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Merger Agreement, the Offer or the Merger, or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal, except if, and only to the extent that, the Board, based on the advice of outside legal counsel, determines in good faith that such Acquisition Proposal is a bona fide Acquisition Proposal made by a third party to acquire, directly or indirectly, 20% or more of the outstanding Shares on a fully diluted basis or all or substantially all the assets of the Company and its subsidiaries and otherwise on terms and conditions which the Board determines in good faith, after consultation with and based upon the written opinion of its financial advisor, to be a superior financial alternative to the stockholders of the Company than the Offer and the Merger (a "Superior Proposal") and that such action is necessary for the Board to avoid breaching its fiduciary duties to the Company's stockholders under applicable law; and provided, further, that the Board is not required to violate applicable laws.

  Filings. The Merger Agreement provides that the Company will, as promptly as practicable following the date of the Merger Agreement, prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and will cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to its stockholders at the earliest practicable date after the Registration Statement (as hereinafter defined) is declared effective by the Commission. In addition, the Merger Agreement obligates the Company to use its reasonable best efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. The Company has agreed that unless the Merger Agreement has been terminated in accordance with its terms it will include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement; provided, however, that if the Board, based on the advice of outside legal counsel, determines in good faith that there is an Acquisition Proposal which is a Superior Proposal (as defined in "Termination" below) and it is necessary for the Board to amend or withdraw its recommendation in order to avoid breaching its fiduciary duties to the Company's stockholders under applicable law, the Board may amend or withdraw its recommendation.

  The Merger Agreement provides that the Parent shall as promptly as practicable following the date of the Merger Agreement prepare and file with the Commission a registration statement (the "Registration Statement"), in which the Proxy Statement shall be included as a prospectus, and shall use its reasonable best efforts to have the Registration Statement declared effective by the Commission as promptly as practicable.

  Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has agreed that, from and after the date of the Merger Agreement and prior to the Effective Time or the date, if any, on which the Merger Agreement is earlier terminated pursuant to the terms and conditions thereof, and except as may be agreed in writing by the other parties to the Merger Agreement or as may be expressly permitted pursuant to the Merger Agreement, the Company:

    (i) will, and will cause each of its subsidiaries to, conduct its operations according to their ordinary and usual course of business in substantially the same manner as conducted prior to the date of the Merger Agreement;

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    (ii) will use its reasonable best efforts, and cause each of its subsidiaries to use its reasonable best efforts, to preserve intact its business organization and goodwill, keep available the services of its current officers and other key employees and preserve its relationships with those persons having business dealings with the Company and its subsidiaries;

    (iii) will confer at such times as the Parent may reasonably request with one or more representatives of the Parent to report material operational matters and the general status of ongoing operations;

    (iv) will notify the Parent of any emergency or other change in the normal course of its or its subsidiaries' respective businesses or in the operation of its or its subsidiaries' respective properties and of any complaints or hearings (or communications indicating that the same may be contemplated) of any governmental entity, if such emergency, change, complaint, investigation or hearing would have a Material Adverse Effect on the Company. "Material Adverse Effect" is defined in the Merger Agreement as any state of facts, event, change or effect that has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, as the case may be.

    (v) will not, and will not permit any of its subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of stock;

    (vi) will not, and will not permit any of its subsidiaries to, except as otherwise provided in the Merger Agreement, establish, enter into or amend any employee benefit plan or increase the compensation payable or to become payable or the benefits provided to its officers or employees, subject to certain exceptions;

    (vii) subject to certain exceptions will not, and will not permit any of its subsidiaries to, authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition or disposition of an amount of assets or securities, in each case in excess of $1 million, except (x) for the sale of goods and products manufactured by the Company and held for sale in the ordinary course and
  (y) certain expenditures not in excess of $150 million in the aggregate;

    (viii) will not, and will not permit any of its subsidiaries to, propose or adopt any amendments to its certificate of incorporation or by-laws (or other similar organizational documents);

    (ix) will not, and will not permit any of its subsidiaries to, issue or authorize the issuance of, or agree to issue or sell any shares of capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) other than certain issuances expressly permitted by the Merger Agreement;

    (x) will not, and will not permit any of its subsidiaries to, reclassify, combine, split, purchase or redeem any shares of its capital stock or purchase or redeem any rights, warrants or options to acquire any such shares;

    (xi) other than in the ordinary course of business consistent with past practice, will not, and will not permit any of its subsidiaries to, (a) incur, assume or prepay any indebtedness or any other material liabilities or issue any debt securities, or (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, other than guarantees of obligations of wholly owned subsidiaries of the Company in the ordinary course of business;

    (xii) will not, and will not permit any of its subsidiaries to, (a) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice; (b) modify, amend or terminate any of its material contracts or waive, release or assign any material rights (contract or other); or (c) permit any insurance policy naming it as a beneficiary or a loss payable payee to lapse, be cancelled for reasons within the Company's control or expire unless a new policy with substantially identical coverage is in effect as of the date of lapse, cancellation or expiration;

    (xiii) will not, and will not permit any of its subsidiaries to, (a) make any material tax election or settle or compromise any material tax liability or (b) change any of the accounting methods used by it unless required by GAAP; and

    (xiv) will not, and will not permit any of its subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or knowingly take any action which would (y) make any representation or warranty in the Merger Agreement untrue or incorrect in any material respect or (z) result in any of the conditions to the Offer or any of the conditions to the Merger set forth in the Merger Agreement not being satisfied.

  Directors' and Officers' Indemnification. The Merger Agreement provides that from and after the Effective Time, the Parent will indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, to the fullest extent that the Company or such subsidiary would have been permitted under applicable law and the Certificate of Incorporation or By-laws of the Company or such subsidiary in effect on the date of the Merger Agreement to indemnify such person (and the Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

  Employee Stock Options. The Merger Agreement provides that simultaneously with the Merger, (i) each outstanding option (the "Company Stock Options") to purchase or acquire a Share under employee incentive or benefit plans, programs or arrangements and non-employee director plans presently maintained by the Company (the "Company Option Plans") as to which the cash election option has expired without the option holder having elected to receive cash in respect thereof, will be converted into an option to purchase the number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) the number of Shares which could have been issued prior to the Effective Time upon the exercise of such option, at an exercise price per share (rounded upward to the nearest cent) equal to the exercise price for each Share subject to such option divided by the Exchange Ratio, and all references in each such option to the Company will be deemed to refer to the Parent, where appropriate, provided, however, that with respect to any option which is an "incentive stock option," within the meaning of Section 422 of the Code, such adjustments shall, if applicable, be modified in a manner so that the adjustments are consistent with requirements of Section 424(a) of the Code, and (ii) the Parent will assume the obligations of the Company under the Company Option Plans. The Merger Agreement also provides that the other terms of each such option, and the plans under which they were issued, will continue to apply in accordance with their terms, including any provisions providing for acceleration and that at or prior to the Effective Time, the Parent has agreed to take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Stock Options assumed by it in accordance with the Merger Agreement. The Parent has agreed that, as soon as practicable after the Effective Time, if necessary, it will file a registration statement on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Parent Common Stock subject to such Company Stock Options, and will use its best efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the former Company Stock Options remain outstanding.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the Company's corporate organization and qualification, capital stock, corporate authority, filings with the Commission and other governmental authorities, financial statements, litigation, employee matters, employment benefit matters, intellectual property, tax matters, environmental matters, compliance with law, the absence of certain changes or events, opinion of financial advisor and undisclosed liabilities.

  Conditions to Consummation of the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the following conditions: (a) the Merger Agreement and the transactions contemplated thereby will have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding Shares; (b) no statute, rule, regulation, executive order, decree, ruling or injunction will have been enacted, entered, promulgated or enforced by any Governmental Entity (as defined in the Merger Agreement) which prohibits the consummation of the Merger substantially on the terms contemplated in the Merger Agreement or has the effect of making the acquisition of Shares by the Parent or the Purchaser or any affiliate of either of them illegal; (c) the Parent or the Purchaser or any affiliate of either of them have purchased Shares pursuant to the Offer, except that this condition will not apply if the Parent, the Purchaser or such affiliate has failed to purchase Shares pursuant to the Offer in breach of their obligations under the Merger Agreement; (d) the applicable waiting period under the HSR Act shall have expired or been terminated; (e) the shares of Parent Common Stock to be issued in the Merger will have been approved for listing on the NYSE, subject to official notice of issuance and (f) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended. In addition, the Merger Agreement provides (i) that the obligation of the Parent and the Purchaser to effect the Merger shall be subject to the receipt by the Parent of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to the Parent, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that (ii) that the obligation of the Company to effect the Merger shall be subject to the receipt by the Company of an opinion of Sullivan & Cromwell, tax counsel to the Company, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

  The Merger Agreement also provides that, in the event that the Purchaser purchases a number of Shares in the Offer which is less than the 50% Share Number, the respective obligations of the Parent and the Purchaser and the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, unless waived in writing by the party to which the condition applies or unless the approval of the Company's stockholders to the Merger is obtained prior thereto, in which event such conditions will thereupon be deemed fulfilled: (i) that the representations and warranties of the other party or parties, as the case may be, set forth in the Merger Agreement will be true and correct, ignoring for this purpose any qualification as to materiality or Material Adverse Effect, as if such representations or warranties were made as of the Effective Time, except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on such party or parties, (ii) that the other party will have performed and complied in all material respects with all agreements, obligations and conditions required by the Merger Agreement to be performed and complied with by it on or prior to the closing date and (iii) that such party or parties will have furnished a certificate of an officer to evidence compliance with the conditions set forth in clauses (i) and (ii) of this sentence.

  Termination. The Merger Agreement may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval by the stockholders of the Company: (a) by mutual written consent of the Parent, the Purchaser and the Company; (b) by either the Parent or the Company if (i) (1) the Offer has expired without any Shares being purchased pursuant thereto, or (2) the Offer has not been consummated on or before September 30, 1998 (the "Termination Date"); provided, however, that such right to terminate the Merger Agreement is not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Shares to have been purchased pursuant to the Offer; (ii) a statute, rule, regulation or executive order has been enacted, entered or promulgated prohibiting the consummation of the Offer or the Merger substantially on the terms contemplated by the Merger Agreement; or (iii) an order, decree, ruling or injunction has been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger substantially on the terms contemplated by the Merger Agreement and such order, decree, ruling or injunction has become final and non-appealable; provided further that the Termination Date will be extended by one business day for each business day which elapses from March 16, 1998, until the date upon which the applicable filings under the HSR Act are made by the Company with the appropriate governmental entity; (c) by the Parent, (i) if due to an occurrence or circumstance, other than as a result of a breach by the

Parent or the Purchaser of its obligations hereunder, resulting in a failure to satisfy any condition to the Offer set forth in Section 14 of the Offer to Purchase, the Purchaser has (1) failed to commence the Offer within 30 days following the date of the Merger Agreement, or (2) terminated the Offer without having accepted any Shares for payment thereunder; or (ii) if either the Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (e) of the conditions to the Offer set forth in Section 14 of the Offer to Purchase; (d) by the Company upon approval of the Board, if due to an occurrence or circumstance, other than as a result of a breach by the Company of its obligations under the Merger Agreement, that would result in a failure to satisfy any of the conditions to the Offer set forth in Section 14 of the Offer to Purchase, the Purchaser terminates the Offer without having accepted any Shares for payment thereunder; (e) by the Company, if the Company receives a Superior Proposal and the Board, based on the advice of outside legal counsel, determines in good faith that such action is necessary for the Board to avoid breaching its fiduciary duties to the Company's stockholders under applicable law; or (f) by the Parent or the Company, if after the Company convenes and holds the special meeting of stockholders of the Company and certifies the vote with respect to the Merger, the Company's stockholders have voted against adoption of the Merger.

  Fees and Expenses. The Merger Agreement provides that except as expressly contemplated by the Merger Agreement, all costs and expenses incurred in connection therewith and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

  Amendment. At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after the adoption of the Merger by the stockholders of the Company, by written agreement of the parties thereto, by action taken by their respective Boards of Directors (which, following the election of the Parent's designees upon consummation of the Offer, in the case of the Company, will require the concurrence of a majority of the directors of the Company then in office who were neither designated by the Purchaser nor are employees of the Company), with respect to any of the terms contained in the Merger Agreement; provided, however that following such stockholder approval there shall be no amendment or change to the provisions thereof which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger without further approval by the stockholders of the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (WITH ONE DIRECTOR ABSENT) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND ADOPT THE MERGER AGREEMENT.

  In recommending that the Company's stockholders accept the Offer, the Board is not recommending that the cash payment of $50.00 per Share is preferable to the payment of 0.6975 of a share of the Parent Common Stock. In choosing which form of consideration a stockholder of the Company prefers, and responding to the Offer accordingly, each of the Company's stockholders should make his or her own decision.

  The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 9, 1998, unless the Parent extends the period of time for which the Offer is open. A copy of a letter to the Company's stockholders communicating the Board's recommendation has been filed as Exhibit 2 to this Statement and is incorporated herein by reference.

  (B) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATIONS.

 Background.

  In February 1996, Mr. Paul H. O'Neill, Chairman and Chief Executive Officer of the Parent, called Mr. Allen Born, Chairman and Chief Executive Officer of the Company, to offer the Parent's support and assistance in light of the publicly announced unsolicited acquisition proposal made by Kaiser Aluminum Corporation.Mr. Born told Mr. O'Neill that he appreciated the Parent's support and would let the Parent know if assistance was necessary or appropriate.

  During September 1996, Mr. O'Neill and Mr. Born had discussions concerning the acquisition of the Company by the Parent. On October 6, 1996, Mr. O'Neill proposed a merger transaction in which the Company's stockholders would receive .66 of a share of Parent Common Stock which at that time represented a per Share value of $39.88. Mr. Born informed Mr. O'Neill that the Company would not consider the Parent's proposal as the value represented thereby was less than that offered in the proposal made by Kaiser Aluminum Corporation that previously had been rejected by the Board.

  On December 9, 1996, Mr. O'Neill sent the following letter to Mr. Born:

                                          December 9, 1996

  Mr. Allen Born
  Chairman and C.E.O.
  Alumax Inc.
  5655 Peachtree Parkway
  Norcross, GA 30092-2812

  Dear Al:

    I am writing to you in an effort to rekindle our discussions of a possible combination of Alumax and Alcoa. As you know, I believe that this combination is so attractive that we should exhaust every possibility to see whether it can be accomplished. As I have reflected on our prior discussions, I believe market movements over the last thirty days make a share-for-share combination even more compelling today than it was last month. For these reasons, I would like once again to outline our proposed transaction and its rationale for what I hope will be favorable consideration by you and your Board of Directors.

    As we have discussed and, I believe agreed upon, the market has established a trading range for the shares of our two companies at about .53 Alumax share to 1 Alcoa share. We believe this ratio furnishes a logical basis upon which to develop an appropriate exchange ratio for the combination of the two companies. In light of this historical ratio, our Board of Directors authorized me to pursue a combination through a share exchange in which each Alumax share would be exchanged for .66 of an Alcoa share. Based on the closing prices of Alumax and Alcoa shares last Friday, this represented $41.50 of market value for each Alumax share, or a premium of 32%. In addition, the exchange ratio of .66 represents a 26% premium to the historical ratio of .53.

    I would like to point out two special features of the proposed combination. First, your shareholders will receive Alcoa shares tax free and will be able to defer recognizing gain on their Alumax investment until they wish to sell the Alcoa shares they receive. Second, since they will receive Alcoa common stock, your shareholders will have the opportunity to participate in the upside potential of our combined companies. Given the substantial overlap of our very large institutional shareholders, I am confident that they will enthusiastically support our combination on the basis we are proposing.

    I also want to emphasize the importance of maintaining stability among employees during a transitional period. It would be our desire to have your employees harmoniously integrated into the

  Alcoa family. We have significant experience and have achieved excellent success integrating acquired companies into our group, and we have done so on a basis which new employees have found to be an attractive and secure opportunity. We would expect to do the same for Alumax employees.

    We hope that you and your Board of Directors will view this proposal as the Alcoa Board of Directors and I do--a unique opportunity for Alumax shareholders to realize full value for their shares while maintaining an enhanced investment in a stronger combined company with superior growth potential. Please let me know if there is anything I can do to help you with your deliberations.

                                          Sincerely,

                                          /s/
                                          Paul H. O'Neill

  cc: Members of the Board of Directors

  Following receipt of the letter, the Board of Directors of the Company met and determined that the proposal outlined in Mr. O'Neill's December 9, 1996 letter was inadequate. Thereafter, Mr. Born sent the following letter to the
Parent:

                                          PERSONAL AND CONFIDENTIAL

                                          December 16, 1996

  Mr. Paul H. O'Neill
  Chairman of the Board and
  Chief Executive Officer
  Aluminum Company of America
  425 Sixth Avenue
  Alcoa Building
  Pittsburgh, Pennsylvania 15219-1850

  Dear Paul:

    The Alumax Board of Directors has unanimously determined that it is not in the best interests of Alumax or our shareholders to pursue a business combination at this time and that the financial terms suggested by your proposal are wholly inadequate. None of the Alumax directors is willing to permit Alumax to be sold for an inadequate price at an inopportune time. The Board has full confidence that our strategic plan will result in significant value to our shareholders and believes that the current aluminum price has resulted in an undervaluation of Alumax relative to other aluminum companies.

    I trust that with this communication we can continue as before to be friends and vigorous competitors.

                                          Very truly yours,

                                          /s/
                                          Paul H. O'Neill

  cc: Members of the Alumax Board of Directors

  In early January 1998, in a telephone conversation with Mr. Born, Mr. O'Neill briefly mentioned their prior discussions, reaffirmed the Parent's interest in a business combination with the Company and suggested they meet to discuss the Parent's interest. Mr. Born told Mr. O'Neill that the Company's position with respect to those discussions had not changed since December 1996. On January 14, 1998, Mr. Born and Mr. O'Neill met and Mr. O'Neill discussed again the possibility of merging their two companies in a transaction in which the Company's stockholders would receive .66 of a share of Parent Common Stock. At that time, .66 of a share of Parent Common Stock represented a per Share value of $43.68. Mr. Born and Mr. O'Neill could not reach agreement at that value.

  On Thursday, January 29, 1998, Mr. O'Neill telephoned Mr. Born and proposed an acquisition transaction in which the Company's stockholders would receive
 .66 of a share of Parent Common Stock for each outstanding Share. Mr. O'Neill suggested that the two companies and their advisors proceed with the mechanical steps required to complete a transaction. Mr. Born requested that Mr. O'Neill memorialize the Parent's proposal in a letter which he could share with his Board of Directors. Later that day, Mr. Born called Mr. O'Neill and requested that the Parent's .66 share exchange proposal include collar protection for the Company's stockholders. The following day, Mr. O'Neill called Mr. Born to discuss Mr. Born's request and suggested that the simplest method for dealing with Mr. Born's concern was to offer the Company's stockholders $50 per Share in cash. Mr. Born arranged to receive the letter containing the $50 cash proposal by facsimile transmission at his home early Sunday morning.

  On February 1, 1998, the following letter was faxed to Mr. Born:

                                          February 1, 1998

  Mr. Allen Born
  Chairman and CEO
  Alumax Inc.
  3424 Peachtree, NE
  Suite 2100
  Atlanta, GA 30326
  Via Fax: x-xxx/xxx-xxxx

  Dear Al:

    As you requested, I am writing to summarize the economic terms of our proposal for a business combination of Alcoa and Alumax, which we have discussed recently. I understand this will afford you a definitive basis for seeking authorization from your Board of Directors to proceed. In the meantime, let me thank you very much for taking the time and trouble to meet with me on this subject two weeks ago and again to return my telephone call Thursday afternoon in the midst of your travels.

    As I told you Thursday, I believe the conditions you outlined in our meeting on January 14 for pursuing a transaction have now been satisfied and we should proceed to sign and announce an agreement as quickly as is possible. Accordingly, Alcoa is prepared to begin documenting and implementing an acquisition of Alumax by Alcoa in which the stockholders of Alumax would receive $50 in cash for each of their shares. This purchase price represents a premium of more than 43% over Friday's closing price for Alumax common shares. Promptly following signature and announcement of the agreement Alcoa would commence a tender offer for all outstanding common shares of Alumax. The tender offer would be subject to customary conditions, including applicable regulatory approvals and receipt of tenders of at least a majority of the outstanding shares on a fully diluted basis.

    As I mentioned in our conversation Friday morning, we are prepared to dispatch our transaction team (including outside advisors) to New York promptly in order to accommodate Board meetings as early as Tuesday and an announcement before the opening of the market on Wednesday. We expect that the acquisition agreement would be customary for a transaction of this type and magnitude. We would expect that the agreement would contain appropriate and customary fiduciary termination and transaction "break-up" arrangements. Overall, we see no obstacle to reaching agreement on the form of the agreement promptly, which is, of course, a prerequisite for moving ahead with the proposed transaction.

    Maintaining stability among Alumax employees during the transitional period is a very high priority for us. To that end, we would in general expect to provide programs, plans and benefits which in the aggregate should be comparable to what Alumax employees enjoy as a group. We would hope to engender a spirit of enthusiastic anticipation among your employees for an attractive and secure opportunity with Alcoa.

    I am confident your Board of Directors will view this proposal as Alcoa's Board of Directors and I do--a unique opportunity for Alumax stockholders to realize a substantial premium for their shares. As I indicated to you on Friday, I would be happy to discuss or clarify any aspect of this letter over the weekend, and I will plan to call you at 10 AM (EST) on Sunday morning February 1. I understand you can be reached at x-xxx/xxx-xxxx. I look forward to talking to you.

                                          Sincerely,

                                          /s/
                                          Paul H. O'Neill

  At a meeting attended by each of the Company's directors on February 4, 1998 prior to the regularly scheduled Board meeting to be held the following day, Mr. Born reviewed the proposal set forth in Mr. O'Neill's letter of February 1, 1998. After presentations from the Company's legal and financial advisors, the directors discussed various financial, commercial and regulatory aspects of the proposal among themselves and concluded that Mr. Born should advise Mr. O'Neill that the Company was not interested in entertaining the Parent's proposal at the specified price but would be willing to consider a higher offer. This conclusion was affirmed at the meeting of the Board held on February 5, 1998, following further discussion and consultation with representatives of the Company's financial advisor. Later that day, Mr. Born telephoned Mr. O'Neill and informed him that the Board declined to pursue the Parent's proposal but would be prepared to discuss a business combination at a higher price. In addition, Mr. Born offered to provide the Parent with non-public evaluation material concerning the Company if the Parent would sign a confidentiality agreement.

  The following week Mr. Born telephoned Mr. O'Neill to determine whether the Parent would be willing to enter into the confidentiality agreement and commence an evaluation of the Company. In the meantime, Mr. O'Neill spoke by telephone with two directors of the Company and expressed the Parent's very strong interest in pursuing a transaction with the Company and indicated that, if it would assist the Board with consideration of the Parent's proposal, the Parent was prepared to permit the Company to shop the Parent's proposal and to enter into a transaction with another acquiror at a price higher than the price being offered by the Parent. Mr. O'Neill was also informed by one of the directors that offering Parent Common Stock as consideration might be viewed as a more attractive alternative by the Board than the Parent's cash proposal.

  On Thursday, February 19, 1998, Mr. O'Neill and Mr. Richard B. Kelson, Executive Vice President and Chief Financial Officer of the Parent, met with Messrs. Born, Harold Brown and Paul W. MacAvoy, two of the Company's directors, and Thomas G. Johnston, President and Chief Operating Officer of the Company, to discuss generally the Parent's proposal. They discussed the merits of a business combination, the value of such a combination to the Parent and the appropriate level of consideration for such a transaction. The Parent's representatives emphasized their view that at $50 per Share the transaction was fully priced and that the Parent remained prepared to permit the Company to shop the Company and to seek a transaction at a price higher than $50 per Share. The Parent's representatives also indicated that the Parent was prepared to offer half cash and half Parent Common Stock as the consideration for the transaction. The Company's representatives informed the

Parent's representatives that they would reply to the proposal after consulting with all of the Company's directors the next week.

  On Wednesday, February 25, 1998, Mr. Born telephoned Mr. O'Neill to inform him that the Board had rejected the Parent's proposal. That same day he also sent the following letter to Mr. O'Neill:

                                          February 25, 1998

  Mr. Paul O'Neill
  Chairman and CEO
  Aluminum Company of America
  ALCOA Building
  425 Sixth Avenue
  Pittsburgh, PA 15219-1850

  Dear Paul:

    As I have previously advised you, I have again reviewed with our Board your unsolicited offer of $50 a share in cash or ALCOA stock for each share of Alumax stock. We believe this offer is inadequate and unacceptable.

    Having said that, I reiterate to you our willingness to discuss a transaction between our companies at a price significantly higher than you proposed.

                                          Sincerely,

                                          /s/
                                          Allen Born
                                          Chairman and Chief Executive Officer

  On Monday, March 2, 1998, Mr. O'Neill spoke by telephone in separate conversations with two members of the Board and discussed the Company's rejection of the Parent's proposal. Mr. O'Neill reiterated his strong belief in the timeliness of a combination, the desirability of the proposed transaction from the Company's stockholders' point of view and, in particular, the desirability of offering those stockholders the chance to exchange a part of their investment for Parent Common Stock. The directors indicated that they believed the Parent's proposal should be discussed at the meeting of the directors on Wednesday evening and the regularly scheduled Board meeting on Thursday of that week and that a brief explanation of the desirability of the transaction and the opportunity to invest in the Parent Common Stock might be helpful.

   In response to the directors' comments described above, on Wednesday, March 4, 1998, the Parent provided the following list of "talking points" to one of the directors in anticipation of the Board meeting:

    . Merger of Alumax with Alcoa

      . Approximately 1/2 the outstanding Alumax shares exchanged for $50 worth of Alcoa stock

      .  Remaining shares exchanged for $50 in cash

    . Merger Agreement provides floor against which to seek superior economics elsewhere

      .  No limit on post-signature shopping of Alumax

      .  The Agreement may be terminated with "fiduciary out"

      . No requirement for breakup fee if company sold elsewhere for more money

    .  Attractive premium

      .  $50--35.6% over yesterday's closing price

      . Share portion--Exchange at 39.9% premium to historical trading ratio for last 12 months

    .  Historical trading ratios--Alumax/Alcoa

      .  3 years--.55

      .  2 years--.51

      .  1 year--.49

      .  6 months--.48

    .  Alcoa's higher, more consistent margins (EBIT/Revenues)

                                         Alcoa Alumax
             1997....................... 12.2%  10.0%
             1996....................... 10.8%   7.3%
             1995....................... 12.7%  10.5%

    .  Annual dividend

      . Alcoa current dividend $1.00 plus 30% of net income over $3 per share--$1.50 per share in 1998

      .  Alumax currently pays no dividend

    .  Alcoa's premium price-to-earnings trading multiple

      .  13.1 times vs. 11.7 times estimated 1998 net income

      .  9.8 times vs. 8.3 times estimated 1999 net income

    .  Alcoa's greater trading liquidity

      . Approximately 6.6 times the average daily dollar volume of Alumax

    .  Alcoa's superior balance sheet strength

      .  Alumax--NR/BBB

      .  Alcoa--A1/A+

  During the meeting of directors on the evening of March 4, the Company's directors concluded that Mr. Born and certain other representatives of the Company should meet with Mr. O'Neill to discuss and obtain clarification of the Parent's proposal. Mr. O'Neill was called that evening and a meeting was scheduled for the following afternoon. Mr. O'Neill was asked to be prepared to present the Parent's proposal in writing at the meeting. At its regularly scheduled Board meeting held on March 5, the Board again considered the factors discussed the prior evening and formally authorized management to pursue the proposal. That afternoon Messrs. O'Neill, Alain J. P. Belda, President and Chief Operating Officer of the Parent, and Kelson met with Messrs. Born, Johnston and Brown and presented the following letter to them:

                                          March 5, 1998

  The Board of Directors
  Alumax Inc.
  3424 Peachtree Road, NE
  Atlanta, GA 30326

  Lady and Gentlemen:

    This letter is to formalize the discussions we have been having concerning a transaction between Alumax and Alcoa as requested. Alcoa is prepared to proceed immediately with a merger transaction in which approximately one-half the total number of outstanding Alumax shares would be exchanged for $50 worth of Alcoa stock and the remaining shares would be exchanged for $50 in cash. The merger agreement would contain no limitation on your ability to shop the company and would permit termination on fiduciary grounds with no requirement to pay a break-up fee if you were able to sell the company to someone else for more money. We would expect to structure the transaction in two steps, commencing with a cash tender offer and finishing with a merger in which the remaining shares are converted into Alcoa stock. We assume you would like to negotiate a reasonable collar and market test period for the stock portion of the consideration, and we are prepared to do that with you. The agreement would provide for a cash out of all options. The transaction will be subject only to usual and customary conditions.

    In our discussions with your Chairman and certain other of your members we have discussed a variety of considerations for Alumax stockholders which would lead them to conclude that our proposal is one they should accept, and, in particular, that the opportunity to convert a portion of their investment in Alumax into an investment in a combined Alcoa and Alumax is especially attractive. We hope you will give special weight and attention to the following factors which strongly favor an investment in Alcoa compared with an investment in Alumax alone:

    .  Attractive premium

      .  $50--37.2% over yesterday's closing price

      . Share portion--Exchange at 42.4% premium to one-year historical trading ratio

    . Historical trading ratios--Alumax/Alcoa

      .  3 years--.55

      .  2 years--.51

      .  1 year--.49

      .  6 months--.48
    .  Alcoa's higher, more consistent margins (EBIT/Revenues)

                                         Alcoa Alumax
             1997....................... 12.2%  10.0%
             1996....................... 10.8%   7.3%
             1995....................... 12.7%  10.5%

    . Annual dividend

      . Alcoa current dividend $1.00 plus 30% of net income over $3 per share--$1.50 per share in 1998

      .  Alumax currently pays no dividend

    .  Alcoa's premium price-to-earnings trading multiple

      .  12.8 times vs. 11.6 times estimated 1998 net income

      .  9.6 times vs. 8.2 times estimated 1999 net income

    .  Alcoa's greater trading liquidity

      .  Approximately 6.6 times the average daily dollar volume of Alumax

    .  Alcoa's superior balance sheet strength

      .  Alumax--NR/BBB

      .  Alcoa--A1/A+

    Our transaction team is present and available in New York to take steps necessary to permit a press release on Sunday and an announcement before the opening on Monday.

                                          Sincerely,

                                          /s/
                                          Paul H. O'Neill

  BY HAND DELIVERY

  In the course of the discussions of the proposal set forth in the March 5 letter, the Company representatives requested that there be a fixed exchange ratio for the stock portion of the consideration based on the prior day's closing market price of the Parent Common Stock so that the value of this portion of the consideration payable in the transaction would fluctuate with future changes in the market price of the Parent Common Stock. In the course of the negotiations the Parent representatives agreed to a fixed exchange ratio at .6975. The representatives also agreed in principle that subject to Board approvals and to negotiation and execution of a satisfactory form of merger agreement they were prepared to proceed with a transaction. Thursday evening, the Parent's representatives delivered a draft acquisition agreement to the Company's representatives. On Friday, March 6, the Company requested a new letter revising certain provisions in the letter delivered on Thursday to reflect the Exchange Ratio and to provide that all Company employee stock options could be "rolled over" into options to acquire Parent Common Stock-- which the Parent delivered that afternoon. Negotiation of the definitive acquisition agreement continued throughout Friday, Saturday and Sunday.

  On Friday, March 6, the Parent's Board of Directors met and authorized management to negotiate the final documentation for the transactions contemplated by the Merger Agreement. That same day the Board convened for an informational meeting and the directors agreed that the Company should proceed to negotiate a definitive agreement incorporating the proposal set forth in the Parent's March 6th letter.

  On Saturday, March 7, the Board met and approved in principle the transaction outlined in the revised letter delivered by the Parent on March 6, subject to the completion of the negotiation of an acceptable definitive acquisition agreement.

  On Sunday, March 8, the Board met and approved the transactions contemplated by the Merger Agreement. The Merger Agreement was thereafter executed and delivered on March 8, 1998.

 Reasons for the Recommendations.

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company's stockholders tender their Shares pursuant to the Offer and adopt the Merger Agreement, the Board considered a number of factors, including:

    1. The familiarity of the Board with the financial condition, results of operations, competitive position, business and prospects of the Company (as reflected in the Company's historical and projected financial information), current economic and market conditions and the nature of the industry in which the Company operates, including the impact on financial condition and operating results of fluctuations in the market price for aluminum.

    2. The historical market prices of, and recent trading activity in, the Shares, particularly the fact that the $50.00 per Share in cash to be paid in the Offer represents a premium of approximately 36.3% over the closing price of the Shares on the last trading day prior to the public announcement on March 9, 1998 of the Merger Agreement; and a premium of approximately 10.5% over the highest price at which the Shares have traded in the past year, which is the highest price at which the Shares had ever traded previously.

    3. The historical market prices of the Parent Common Stock and the synergies that are likely to arise as a result of the integration of the Company's business with that of the Parent and the fact that, to the extent that the Company's stockholders receive the Parent Common Stock, the Company's stockholders will be able to benefit as stockholders of the Parent from the realization of any such synergies and, to the extent that the Parent is strengthened by the Merger, the Company's employees, customers and suppliers will be able to benefit.

    4. The presentation of BT Wolfensohn at the March 8, 1998 meeting of the Board of Directors and the written opinion of BT Wolfensohn ("BT Wolfensohn"), the Company's financial advisor, dated March 8, 1998, to the effect that, as of such date and based upon and subject to certain matters in such opinion, the consideration to be received pursuant to the Merger Agreement by the holders of the Shares in the Offer and the Merger, taken together, is fair, from a financial point of view, to such stockholders. THE FULL TEXT OF THE WRITTEN OPINION OF BT WOLFENSOHN, DATED MARCH 8, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION, IS ATTACHED AS ANNEX A TO THIS SCHEDULE 14D-9. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY. The opinion of BT Wolfensohn was presented for the information of the Board in connection with its consideration of the Merger Agreement and is directed only to the fairness of the aggregate consideration to be received by the holders of the Shares in the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote with respect to the Merger.

    5. The other terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the terms of the Merger Agreement permit the Board to furnish information to, and enter into discussions with, any third party that makes a bona fide proposal or offer to acquire the Company or engage in any other business combination or similar transaction involving the Company subsequent to the execution of the Merger Agreement and, if the Board determines in good faith that such a proposal or offer is superior to the Parent's proposal and that, after consultation with outside legal counsel, its fiduciary duties require it do so, to enter into such a superior transaction with another party and terminate the Merger Agreement without payment of a termination fee. For a more detailed description, see the Merger Agreement--"Solicitation by the Company" in Item 3(b) of this Statement.

    6. The fact that the Offer is part of a transaction which is structured to be tax free to the holders of the Company Common Stock to the extent that they receive the Parent Common Stock in the Merger and that the Company's obligation to consummate the Merger is conditioned upon receipt by the Company of an opinion of counsel to the Company to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

    7. The likelihood that the Offer and the Merger will be consummated, including the fact that the obligations of the Parent and the Purchaser to consummate the Offer and the Merger are not conditioned upon obtaining any financing.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement, dated February 4, 1998, between the Company and BT Wolfensohn, the Company, as compensation for financial advisory services rendered by BT Wolfensohn, agreed to pay BT Wolfensohn

    (a) in the event that the Company (i) announced an agreement in principle to consummate a transaction, through sale, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, in which 40% or more of the voting power of the Company or all or a substantial portion of its business or assets are combined with or transferred to another Company (a "Transaction"), or (ii) executed a definitive agreement with Parent to consummate a Transaction, or (iii) requested, and BT Wolfensohn delivered, an opinion on the fairness of the terms of a possible Transaction, a fee equal to 20% of the fee described in clause (b) below, payable upon such announcement or such execution or the delivery of such opinion; and

    (b) in the event that a Transaction is consummated, a fee, payable at closing, equal to four-tenths of one percent of the Aggregate Consideration payable to the Company or its security holders in any such Transaction; provided that the fee payable pursuant to this clause (b) shall be reduced by the amount of any fees previously paid pursuant to clause (a) above. For purposes of the letter agreement, the term "Aggregate Consideration" means the total amount of cash and the fair market value (on the date of closing) of all other property paid or payable directly or indirectly to the Company or any of its stockholders in connection with a Transaction (including (i) amounts paid to holders of any warrants or convertible securities of the Company, whether or not vested; and (ii) the fair market value of any assets of the Company which are retained by or otherwise distributed to its stockholders or affiliates in anticipation of or in connection with a Transaction).

  The Company has agreed to reimburse BT Wolfensohn for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursement of its legal counsel. The Company has also agreed to indemnify BT Wolfensohn and its affiliates and their directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including liabilities under the federal securities laws.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company except that Jay Linard, Senior Vice President of the Company, purchased 18,000 Shares on January 12, 1998 at a purchase price of $32.06 per Share and 2,875 Shares on March 6, 1998 at a purchase price of $37.75 per Share.

  (b) As of the date of this Statement, to the Company's knowledge, none of the Company's executive officers, directors or affiliates has made a decision as to whether such person will tender such person's Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 of this Statement which Items are hereby incorporated by reference into this Item 7), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

 Appraisal Rights

  No appraisal rights are available to holders of Shares in connection with the Offer. However, to the extent that fewer Shares than the 50% Share Number is purchased pursuant to the Offer, a portion of the Merger Consideration will be paid in cash and stockholders of the Company will have the opportunity to perfect appraisal rights under Section 262 of the Delaware General Corporation Law with respect to any Shares for which cash is to be paid pursuant to the Merger.

 Certain Litigation

  Litigation. Following the March 9, 1998 announcement of the proposed acquisition of the Company by the Parent and the Purchaser, five putative class actions on behalf of stockholders of the Company were filed in the Delaware Court of Chancery against the Company, the Company's directors and the Parent. The plaintiffs in those actions allege, among other things, that the director defendants have agreed to a buyout of the Company at an inadequate price, that they have failed to provide the Company's stockholders with all necessary information about the value of the Company, that they failed to make an informed decision as no market check of the Company's value was obtained and that the acquisition is structured to ensure that stockholders will tender their shares and is coercive. Plaintiffs seek to enjoin the acquisition or to rescind it in the event that it is consummated and to cause the Company to implement a "full and fair" auction for the Company. Plaintiffs seek compensatory damages in an unspecified amount, costs and disbursements, including attorneys' fees, and such other relief as the Court deems appropriate. Copies of the complaints filed in the five putative class action lawsuits are filed as Exhibits 10-14 hereto and are incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such exhibit.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
      1.   Opinion of BT Wolfensohn, dated March 8, 1998.*
      2.   Letter to Stockholders.*
      3.   The Merger Agreement, dated as of March 8, 1998, among Aluminum
           Company of America, AMX Acquisition Corp. and Alumax Inc.
      4.   Restated Sales Agreement, dated as of January 1, 1986, as amended and supplemented as of April 8, 1992 and April 9, 1992, by and between Alcoa of Australia Limited and Alumax Inc. (Certain portions of this agreement have been deleted and filed separately with the
           Secretary of the Securities and Exchange Commission pursuant to a request for confidential treatment.) (Incorporated by reference to
           Exhibit 10.10 to the Company's Annual Report on Form 10-K for the
           year ended December 31, 1997 (File No. 1-12374)).
      5.   Executive Separation Policy (as amended and restated on March 5,
           1998).
      6.   Separation Policy for Corporate Employees adopted on March 5, 1998.
      7.   Employment Agreement, as amended and restated as of December 5,
           1996, between Alumax Inc. and C. Allen Born (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form
           10-K for the year ended December 31, 1997 (File No. 1-12374)).
      8.   Employment Agreement, dated as of December 4, 1997, between Alumax
           Inc. and Thomas G. Johnston (incorporated by reference to Exhibit
           10.18 to the Company's Annual Report on Form 10-K for the year ended
           December 31, 1997 (File No. 1-12374)).
      9.   Agreement, dated as of November 15, 1993, as amended as of February
           3, 1994, among Helen M. Feeney, Amax Inc. and Alumax Inc.
           (incorporated by reference to Exhibit 10.19 to the Company's Annual
           Report on Form 10-K for the year ended December 31, 1997 (File No.
           1-12374)).
     10.   Complaint filed in Giannone v. Alumax et al. Court of Chancery of the State of Delaware in and for New Castle County, March 9, 1998
           (incorporated by reference to Exhibit (g)(1) to the Schedule 14D-1 filed by Aluminum Company of America with the Securities and
           Exchange Commission on March 13, 1998 (File No. 1-3610)).
     11.   Complaint filed in Kwalbrun v. Brown et al. Court of Chancery of the
           State of Delaware in and for New Castle County, March 9, 1998
           (incorporated by reference to Exhibit (g)(2) to the Schedule 14D-1 filed by Aluminum Company of America with the Securities and
           Exchange Commission on March 13, 1998 (File No. 1-3610)).
     12.   Complaint filed in Roncini v. Alumax Inc. et al. Court of Chancery of the State of Delaware in and for New Castle County, March 9, 1998
           (incorporated by reference to Exhibit (g)(3) to the Schedule 14D-1 filed by Aluminum Company of America with the Securities and
           Exchange Commission on March 13, 1998 (File No. 1-3610)).
     13.   Complaint filed in Levine v. Brown et al. Court of Chancery of the
           State of Delaware in and for New Castle County, March 11, 1998
           (incorporated by reference to Exhibit (g)(4) to the Schedule 14D-1 filed by Aluminum Company of America with the Securities and
           Exchange Commission on March 13, 1998 (File No. 1-3610)).
     14.   Complaint filed in Kretschmar v. Alumax Inc. et al. Court of
           Chancery of the State of Delaware in and for New Castle County,
           March 12, 1998 (incorporated by reference to Exhibit (g)(5) to the
           Schedule 14D-1 filed by Aluminum Company of America with the
           Securities and Exchange Commission on March 13, 1998 (File No. 1-
           3610)).

--------

*  Included in Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          Alumax Inc.

                                                    /s/ Helen M. Feeney
                                          By:__________________________________
                                            Name:Helen M. Feeney
                                            Title:Vice President and
                                                   Corporate Secretary

Dated: March 13, 1998

                                                                     SCHEDULE I

                       INFORMATION STATEMENT PURSUANT TO
                             SECTION 14(F) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

GENERAL

  This Information Statement is being mailed on or about March 13, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Alumax Inc. (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent (the "Parent Designees") to the Company's Board of Directors (the "Board"). The Merger Agreement requires the Company, following the Purchaser's purchase of Shares pursuant to the Offer and upon request of Purchaser, to take certain action to cause the Parent's Designees to be elected to the Company's Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

  The Offer commenced on March 13, 1998 and is scheduled to expire at 12:00 midnight New York City time, on April 9, 1998 unless extended upon the terms set forth in the Offer to Purchase.

  The information contained in this Information Statement concerning the Parent and Purchaser has been furnished to the Company by the Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

  The Shares constitute the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 8, 1998, there were 53,458,062 Shares outstanding. The Board currently consists of ten members with no vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

                           DESIGNATION OF DIRECTORS

  The Merger Agreement provides that, immediately upon the purchase of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer, the Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board as is equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares so accepted for payment bears to the total number of Shares then outstanding. The Company has agreed, upon the request of the Parent, to increase promptly the size of the Board or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable the Parent Designees to be elected to the Board and shall cause the Parent Designees to be so elected. The Company has also agreed upon request of the Parent to cause directors designated by the Parent to constitute at least the same percentage as such directors represent on the Board on (i) each committee of the Board, (ii) each board of directors (or similar body) of each significant subsidiary of the Company and (iii) each committee (or similar body) of each such board (rounded up to the next whole number).

  Notwithstanding the foregoing, the Merger Agreement provides that, following the election of the Parent Designees in accordance with the foregoing and prior to the Effective Time (as defined in the Merger Agreement), any amendment or termination of the Merger Agreement by the Company, any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of the Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were neither designated by Purchaser nor are employees of the Company.

  It is expected that the Parent Designees will assume office promptly following the purchase by the Purchaser of a majority of the outstanding shares of Common Stock on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than April 9, 1998, and that, upon assuming office, the Parent Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

THE PARENT DESIGNEES

  As of the date of this Information Statement, the Parent has not determined who will be the Parent Designees. However, the Parent Designees will be selected from among the following persons. Unless otherwise indicated, each person identified below has been employed by the Parent for the last five years, and each such person's business address is 425 Sixth Avenue, Pittsburgh, Pennsylvania 15219-1850. All persons listed below are citizens of the United States unless otherwise indicated.

                                               PRESENT PRINCIPAL OCCUPATION
                                                 OR EMPLOYMENT; MATERIAL
                                                  POSITIONS HELD DURING
                                                 THE PAST FIVE YEARS AND
 NAME, AGE AND CURRENT BUSINESS ADDRESS          BUSINESS ADDRESS THEREOF
 --------------------------------------        ----------------------------
 GEORGE E. BERGERON..................   Mr. Bergeron was named President--Alcoa
 Age: 56                                Closure Systems International in 1982 and
                                        was elected Vice President and General
                                        Manager--Rigid Packaging Division in July
                                        1990. He was appointed President--Rigid
                                        Packaging Division in 1991. Mr. Bergeron
                                        was elected Executive Vice President of
                                        the Parent in January 1998 and is
                                        responsible for corporate growth
                                        initiatives.
 PATRICIA L. HIGGINS.................   Ms. Higgins joined the Parent in January
 Age: 48                                1997 and is responsible for the
                                        integration and implementation of the
                                        Parent's computer initiatives. She began
                                        her career at American Telephone &
                                        Telegraph Co. in 1977 and was Vice
                                        President of International Sales
                                        Operations in Network Systems before
                                        joining Nynex Corporation in 1991 as
                                        Group Vice President, Manhattan Market
                                        Area. In 1995, Ms. Higgins moved to
                                        Unisys Corporation where she was
                                        President, Communications Market Sector
                                        Group.
 RICHARD B. KELSON..................-   Mr. Kelson was appointed Assistant
 Age: 51                                Secretary and Managing General Attorney
                                        of the Parent in 1984 and Assistant
                                        General Counsel in 1989. He was elected
                                        Senior Vice President--Environment,
                                        Health and Safety of the Parent in 1991
                                        and Executive Vice President and General
                                        Counsel in May 1994. Mr. Kelson was named
                                        to his current position in May 1997.
 FRANK L. LEDERMAN...................   Mr. Lederman was Senior Vice President
 Age: 48                                and Chief Technical Officer for Noranda,
                                        Inc., a company he joined in 1988. Mr.
                                        Lederman joined the Parent as a Vice
                                        President in May 1995 and became Chief
                                        Technical Officer in December 1995. In
                                        his current position Mr. Lederman directs
                                        operations of the Alcoa Technical Center.

                                               PRESENT PRINCIPAL OCCUPATION
                                                 OR EMPLOYMENT; MATERIAL
                                                  POSITIONS HELD DURING
                                                 THE PAST FIVE YEARS AND
 NAME, AGE AND CURRENT BUSINESS ADDRESS          BUSINESS ADDRESS THEREOF
 --------------------------------------        ----------------------------
 G. JOHN PIZZEY......................   Mr. Pizzey joined Alcoa of Australia
 Age: 52                                Limited in 1970 and was appointed to the
                                        board of Alcoa of Australia as Executive
                                        Director--Victoria Operations and
                                        Managing Director of Portland Smelter
                                        Services in 1986. He was named
                                        President--Bauxite and Alumina Division
                                        of the Parent in 1994 and President--
                                        Primary Metals Division of the Parent in
                                        1995. Mr. Pizzey was elected a Vice
                                        President of the Parent in 1996 and was
                                        appointed President--Alcoa World Alumina
                                        in November 1997. Mr. Pizzey is an
                                        Australian citizen.
 LAWRENCE R. PURTELL.................   Mr. Purtell joined the Parent in November
 Age: 50                                1997. He had been Corporate Secretary and
                                        Associate General Counsel of United
                                        Technologies Corporation from 1989 to
                                        1992 and Vice President and General
                                        Counsel of Carrier Corporation from 1992
                                        to 1993. Mr. Purtell was Senior Vice
                                        President and General Counsel and
                                        Corporate Secretary of McDermott
                                        International, Inc. from 1993 to 1996. In
                                        1996, he joined Koch Industries, Inc. as
                                        Senior Vice President, General Counsel
                                        and Corporate Secretary.
 ROBERT F. SLAGLE....................   Mr. Slagle was elected Treasurer of the
 Age: 57                                Parent in 1982 and Vice President in
                                        1984. In 1986, he was named Vice
                                        President-Industrial Chemicals and, in
                                        1987, was named Vice President-Industrial
                                        Chemicals and U.S. Alumina Operations. Mr
                                        Slagle was named Vice President--Raw
                                        Materials, Alumina and Industrial
                                        Chemicals in 1989, and Vice President of
                                        the Parent and Managing Director--Alcoa
                                        of Australia Limited in 1991. He was
                                        named President--Alcoa World Alumina in
                                        1996 and was elected to his current
                                        position in November 1997.
 RICHARD L. FISCHER..................   Mr. Fischer was elected Vice President
 Age: 61                                and General Counsel of the Parent in 1983
                                        and became Senior Vice President in 1984.
                                        He was given the additional
                                        responsibility for Corporate Development
                                        in 1986 and in 1991 was named to his
                                        present position. In his current
                                        assignment, Mr. Fischer is responsible
                                        for Corporate Development and the
                                        expansion and integration of the Parent's
                                        international business activities.

            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The names of the current directors, their ages, and certain other information about them are set forth below:

 NAME OF DIRECTOR                   AGE           BUSINESS EXPERIENCE
 ----------------                   ---           -------------------
 L. Don Brown.....................   52 Mr. Brown has been Senior Vice Presi-
                                        dent, Operations/ Technology of Coors
                                        Brewing Company since August 1996. For
                                        more than five years prior thereto, he
                                        held various executive and senior oper-
                                        ations position within the Kraft Foods
                                        organization, most recently serving as
                                        Senior Vice President, Manufacturing
                                        and Engineering. Mr. Brown has been a
                                        director of the Company since 1994.
 James C. Huntington, Jr. ........   70 Mr. Huntington has been an independent
                                        businessman for more than five years.
                                        He is also a director of Dravo Corpora-
                                        tion and Westinghouse Air Brake Compa-
                                        ny. Mr. Huntington has been a director
                                        of the Company since 1993.
 W. Loeber Landau.................   66 Mr. Landau has been a partner of Sulli-
                                        van & Cromwell for more than five
                                        years. Mr. Landau has been a director
                                        of the Company since 1993.
 Allen Born.......................   64 Mr. Born has been a Director of the
                                        Company since 1985, Chairman since
                                        April 1993 and Chairman and Chief Exec-
                                        utive Officer since November 1993. He
                                        was also Co-Chairman of Cyprus Amax
                                        Minerals Company from November 1993 to
                                        November 1995 and Vice Chairman of that
                                        company from November 1995 to May 1996.
                                        For more than five years prior to No-
                                        vember 1993, he had been Chief Execu-
                                        tive Officer of AMAX Inc. ("Amax"), the
                                        Company's former parent, and also
                                        served as Chairman of that company from
                                        June 1988 to November 1993. Mr. Born is
                                        also a director of Amax Gold Inc., AK
                                        Steel Holding Corporation, Cyprus Amax
                                        Minerals Company and Inmet Mining Cor-
                                        poration.
 Paul W. MacAvoy..................   63 Mr. MacAvoy has been Williams Brothers
                                        Professor of Management Studies at the
                                        Yale School of Management since January
                                        1991 and served as Dean of such insti-
                                        tution from July 1992 to July 1994. Mr.
                                        MacAvoy is also a director of Lafarge
                                        Corporation. Mr. MacAvoy has been a di-
                                        rector of the Company since 1993.
 Anne Wexler......................   68 Ms. Wexler has been Chairman and Chief
                                        Executive Officer of The Wexler Group
                                        for more than five years. She is also a
                                        director of Comcast Corporation, the
                                        Dreyfus Index Funds, the Dreyfus Mutual
                                        Funds, NOVA Corporation, Wilshire Asset
                                        Management, the New England Electric
                                        System and Wilshire Target Funds, Inc.
                                        Ms. Wexler has been a director of the
                                        Company since 1994.

 NAME OF DIRECTOR                   AGE           BUSINESS EXPERIENCE
 ----------------                   ---           -------------------
 Harold Brown.....................   70 Mr. Brown has been Counselor to the
                                        Center for Strategic and International
                                        Studies since July 1992 and a partner
                                        of Warburg, Pincus & Co. since May
                                        1990. Mr. Brown is also a director of
                                        Cummins Engine Company, Inc., Evergreen
                                        Holdings, Inc., International Business
                                        Machines Corporation, Mattel Inc., and
                                        Philip Morris Companies Inc. Mr. Brown
                                        has been a director of the Company
                                        since 1993.
 Peter J. Powers..................   53 Mr. Powers has been Chairman of High
                                        View Capital Corporation since Septem-
                                        ber 1996. He was First Deputy Mayor of
                                        New York City from January 1994 to Au-
                                        gust 1996. Prior to January 1994, Mr.
                                        Powers was engaged in the private prac-
                                        tice of law. He is also a director of
                                        Alliance Capital Technology Fund, the
                                        Nile Growth Fund and Middle East Oppor-
                                        tunity Fund. Mr. Powers has been a di-
                                        rector of the Company since March 1998.
 Pierre Des Marais II.............   63 Mr. Des Marais has been President and
                                        Chief Executive Officer of Unimedia
                                        Inc. for more than five years. He is
                                        also a director of Hollinger Inc., Im-
                                        perial Oil Limited, Oulmet-Cordon Bleu
                                        In., Rothman's Inc., St. Lawrence Ce-
                                        ment Inc. and Suzy Shier Limited. Mr.
                                        Des Marais has been a director of the
                                        Company since 1993.
 J. Dennis Bonney.................   67 Mr. Bonney has been an independent
                                        businessman since his retirement from
                                        Chevron Corporation in December 1995.
                                        For more than five years prior thereto,
                                        he was a Vice Chairman of Chevron Cor-
                                        poration. He is also a director of
                                        United Meridian Corporation, Aeronovel
                                        USA, Inc. and Chicago Bridge and Iron,
                                        N.V. Mr. Bonney has been a director of
                                        the Company since 1996.

                      EXECUTIVE OFFICERS OF THE REGISTRANT

  As of February 1, 1998, the names, offices with the Company, ages and years of service as an officer of all Executive Officers of the Company were as follows:

                                                                       YEARS
      NAME                                  OFFICE               AGE AS OFFICER
      ----                                  ------               --- ----------
 Allen Born..................  Chairman and Chief Executive       64      4
                               Officer
 Thomas G. Johnston..........  President and Chief Operating      55     --
                               Officer
 Jay M. Linard...............  Senior Vice President and Group    52      1
                               Executive
 Robert P. Wolf..............  Senior Vice President and          54      8
                               General Counsel
 Michael T. Vollkommer.......  Vice President and Chief           39      4
                               Financial Officer
 Christian A. Carrington.....  Vice President, Strategic          47     --
                               Planning and Corporate
                               Development
 Helen M. Feeney.............  Vice President and Corporate       57      4
                               Secretary
 Philip Gaetano..............  Vice President, Human Resources    38     --
                               and Administration
 Eugene R. Greenberg.........  Vice President                     59      1
 Kevin J. Krakora............  Vice President and Controller      42     --
 Thomas L. Gleason...........  Treasurer                          46      1

  There are no family relationships, by blood, marriage or adoption, between the above officers. All officers are elected until the next annual meeting of the Board or until their respective successors are chosen and qualified. There is no arrangement or understanding between any of the above officers and any other person pursuant to which he or she was selected as an officer.

  The principal occupations and positions for the past five years of each of the Executive Officers of the Company are as follows:

  Mr. Born has been a director of the Company since 1985, Chairman since April 1993 and Chairman and Chief Executive Officer since November 1993. For more than five years prior to November 1993, he had been Chief Executive Officer of Amax and also served as Chairman of that company from June 1988 to November 1993. Mr. Born was also Co-Chairman of Cyprus Amax Minerals Company from November 1993 to November 1995 and Vice Chairman of that company from November 1995 to May 1996.

  Mr. Johnston was elected President and Chief Operating Officer of the Company in December 1997, after having been an Executive Vice President since March 1997. He joined the Company in December 1996 as head of the Company's interests in the Pacific Rim. Prior thereto, he had been Chairman and Chief Executive Officer of Aztec Mining Company Limited for more than five years.

  Mr. Linard was elected a Senior Vice President of the Company in September 1997, after having been a Vice President since December 1996. He was designated Group Executive for the Company's semi-fabricated businesses in December 1997. Until January 1998 Mr. Linard also was President of Alumax Extrusions, Inc., a wholly owned subsidiary of the Company and formerly named Cressona Aluminum Company, for more than five years.

  Mr. Wolf was elected Senior Vice President and General Counsel of the Company in March 1997, after having been Vice President and General Counsel for more than five years. He also served as Secretary of the Company from November 1989 to November 1993.

  Mr. Vollkommer was elected Vice President and Chief Financial Officer of the Company in December 1997, after having been Vice President, Strategic Planning and Corporate Development since June 1997. Prior thereto, he had been a Vice President of the Company since December 1995 and Controller since February 1994. Prior to joining the Company in January 1994, Mr. Vollkommer served as Director of Accounting at Amax.

  Mr. Carrington was elected Vice President, Strategic Planning and Corporate Development in January 1998. Prior thereto, he developed and managed the Latin American corporate finance advisory practices at both Ernst & Young and Coopers & Lybrand for more than five years.

  Mrs. Feeney has been Vice President and Corporate Secretary of the Company since November 1993. For more than five years prior thereto, she had been Corporate Secretary of Amax.

  Mr. Gaetano was elected Vice President, Human Resources and Administration in January 1998. For more than five years prior thereto, he held various executive and senior managerial positions in the human resources field at Marcam Corporation, Fisher Scientific International, GE Capital Corporation and Dun & Bradstreet Corporation.

  Mr. Greenberg has been a Vice President of the Company since December 1996 and President of Alumax Materials Management, Inc., a wholly owned subsidiary of the Company, since September 1996. Before joining the Company in February 1996, Mr. Greenberg was Vice President--Materials of Commonwealth Aluminum Company from 1991.

  Mr. Krakora was elected Vice President and Controller of the Company in June 1997, after having been Vice President, Finance of Kawneer Company, Inc., a wholly owned subsidiary of the Company, from 1994. Prior thereto, he served four years as the Director of Finance and later Vice President and Controller for Liebert Customer Service and Support, a division of Emerson Electric Co.

  Mr. Thaure has been a Vice President of the Company for more than five years and President of Alumax International Company and Alumax Technology Corporation, each a wholly owned subsidiary of the Company, since February 1994. For more than five years prior thereto, he had been a Vice President of Alumax Primary Aluminum Corporation, a wholly owned subsidiary of the Company.

  Mr. Gleason has been Treasurer of the Company since November 1996. For more than five years prior thereto, he held various executive and managerial positions with Royal Bank of Canada, most recently serving as Vice President of Corporate Banking for the Eastern region of the United States.

                       SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth information concerning the beneficial ownership of Shares held, as of January 31, 1998, by each current Director and Executive Officer and by all Directors and Executive Officers as a group. No Director or Executive Officer owns more than one percent of the outstanding Shares, except for Mr. Born who owns beneficially approximately 1.8 percent of the Shares outstanding. Unless indicated otherwise, all shares are held directly, with each person having sole voting and dispositive power with respect to the Shares owned beneficially by such person.

                                                            SHARES
                                       AMOUNT AND NATURE  ACQUIRABLE
                                         OF BENEFICIAL    WITHIN 60  PERCENT OF
NAME OF BENEFICIAL OWNER                 OWNERSHIP(A)      DAYS(B)     CLASS
------------------------               -----------------  ---------- ----------
Allen Born............................      289,603(C)      655,436     1.8%
J. Dennis Bonney......................        4,250(D)        3,333      *
Harold Brown..........................       13,543(C)(D)    10,000      *
L. Don Brown..........................        4,237(D)       10,000      *
Pierre Des Marais II..................        9,188(D)       10,000      *
James C. Huntington, Jr...............        7,119(D)       10,000      *
W. Loeber Landau......................       23,448(D)       10,000      *
Paul W. MacAvoy.......................       23,317(D)       10,000      *
Peter J. Powers.......................            0               0      *
Anne Wexler...........................        5,578(D)       10,000      *
Thomas G. Johnston....................       19,837               0      *
Jay M. Linard.........................       32,827(C)            0      *
Robert P. Wolf........................       10,503(C)       28,000      *
Eugene R. Greenberg...................        5,869               0      *
All Directors and Executive Officers
 as a group, including those named
 above (20 persons)...................      479,133       1,053,619     2.9%

--------
* Less than one percent of the Company Common Stock.

(A) Includes Shares allocated to the individual accounts of Executive Officers under the Alumax Inc. Thrift Plan for Salaried Employees.
(B) Represents Shares that may be acquired within 60 days after January 31, 1998 through the exercise of stock options.
(C) Includes the following number of Shares held indirectly in trust form:
    187,317 for Mr. Born; 106 for Mr. Harold Brown; 3,397 for Mr. Linard; and 242 for Mr. Wolf.
(D) Includes the following number of Shares held under the DCP and/or the Stock Compensation Plan: none for Mr. Bonney; 13,437 for Mr. Harold Brown; 4,237 for Mr. L. Don Brown; 6,088 for Mr. Des Marais; 5,019 for
    Mr. Huntington; 22,948 for Mr. Landau; 22,632 for Mr. MacAvoy; none for Mr. Powers and 5,078 for Ms. Wexler.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth as of December 31, 1997 (i) the name of each person known by the Company, based upon filings made by such persons with the Commission or information provided by such persons to the Company, to be the beneficial owner of more than five percent of the outstanding Shares, (ii) the total number of Shares beneficially owned by such person and (iii) the percentage of the outstanding Shares so owned:

                         AMOUNT AND
                         NATURE OF
NAME AND ADDRESS         BENEFICIAL       PERCENT OF
OF BENEFICIAL OWNER      OWNERSHIP          CLASS
-------------------      ----------       ----------
FMR Corp. .............. 5,060,716(A)(B)    9.23%
 82 Devonshire Street
 Boston, MA 02109
Wellington Management    3,525,700(C)       6.43%
 Company, LLP...........
 75 State Street
 Boston, MA 02109
The Capital Group        3,507,703(D)       6.40%
 Companies, Inc. .......
 333 South Hope Street
 Los Angeles, CA 90071
Brandywine Asset         3,058,728(E)       5.59%
 Management, Inc. ......
 3 Christina Center,
 Suite 1200
 201 North Walnut Street
 Wilmington, DE 19801

--------
(A) According to information filed by FMR Corp. ("FMR") with the Commission, FMR, through its various subsidiaries, has sole voting power as to 391,499 Shares, shared voting power as to 6,700 Shares, sole dispositive power as to 5,053,916 Shares and shared dispositive power as to 6,700 Shares of Company Common Stock. Such amounts include certain shares beneficially owned by Edward C. Johnson 3rd. See Footnote B.
(B) Edward C. Johnson 3rd ("E. Johnson") is Chairman of FMR and Abigail P. Johnson ("A. Johnson") is a director of such entity. E. Johnson, A. Johnson, various family members and certain trusts form a controlling group with respect to FMR. See Footnote A. According to information filed by E. Johnson and A. Johnson with the Commission, E. Johnson has sole voting power as to 19,900 Shares, shared voting power as to 6,700 Shares, sole dispositive power as to 5,053,916 Shares and shared dispositive power as to 6,700 Shares. Such amounts included 26,700 Shares that are owned directly by E. Johnson or are held in trusts either for the benefit of E. Johnson or an E. Johnson family member. A. Johnson has sole dispositive power with respect to 5,053,916 Shares.
(C) According to information filed by Wellington Management Company, LLP ("WMC") with the Commission, WMC, through its subsidiary, Wellington Trust Company, N.A., has shared voting power as to 846,000 Shares and shared dispositive power as to 3,525,700 Shares.
(D) According to information filed by The Capital Group Companies, Inc. ("Capital") with the Commission, Capital, through its various subsidiaries, has sole voting power as to 1,702,230 Shares and sole dispositive power as to 3,507,730 Shares.
(E) According to information filed by Brandywine Asset Management. Inc. ("Brandywine") with the SEC, Brandywine has sole voting power as to 2,696,431 Shares and sole dispositive power as to 2,696,431 Shares.

DIRECTORS' MEETINGS, COMPENSATION AND COMMITTEES

  During 1997 the Company's Board held eight meetings. Each Director attended all meetings of the Board and all meetings of the Committees of the Board on which such Director served.

  For their services, non-employee Directors receive an annual retainer of $20,000 and $1,000 per Board meeting attended. Non-employee Directors serving on Board Committees are compensated at the rate of $600 per Committee meeting attended, with Committee Chairmen receiving an additional $1,000 per meeting attended.

  Non-employee Directors are eligible to defer all or a portion of the foregoing fees through participation in the Alumax Inc. Non-Employee Directors' Deferred Compensation Plan (as amended on September 4, 1997) (the "DCP"). Amounts deferred under the DCP are credited to a participant's account in the form of Shares. Additional Shares are credited to such account as and to the extent dividends are paid on the Shares. A distribution will be made to participant upon termination of his or her directorship or, if he or she so elects, on any January 1 occurring thereafter in a lump sum or in installments. The DCP also contains a subplan that allowed certain Directors to roll over to the DCP certain payments from a retirement plan and a deferred compensation plan maintained by Amax. The DCP provides for accelerated cash distributions in the event of a Change in Control (as defined therein) of the Company. The Board of Directors may suspend or discontinue the DCP at any time and may amend the DCP from time to time.

  Under the Alumax Inc. Non-Employee Directors' Stock Compensation Plan (as amended on October 3, 1996) (the "Stock Compensation Plan"), each Director who is not an employee of the Company, its subsidiaries or affiliates is granted an option to acquire 10,000 Shares on the first Thursday in December following his or her election to the Board. The exercise price of the option is equal to the fair market value of the shares at the time the option is granted. All options granted vest at the rate of one-third per year and are exercisable for a period of ten years following the date of grant. Payment of the option exercise price may be made in cash, by delivery of Shares already owned by the Director for at least six months or any combination of the foregoing. Special vesting provisions apply in the case of certain terminations of services as a non-employee Director. In addition, under current Stock Compensation Plan provisions, each non-employee Director serving as such on February 1 of each year is awarded 1,250 Shares. A non-employee Director is entitled to defer receipt of any such Shares. All Shares so deferred are credited to a deferred stock account maintained by the Company for the benefit of the participating non-employee Director. A participant may elect to have his or her account balance distributed as soon as reasonably practicable following cessation of Board service or on January 1 over a specified number of years after the participant ceases to be a member of the Board. Distributions under the Stock Compensation Plan will be made in the form of whole Shares of Company Common Stock, with a cash payment for any fractional share interest. The Board of Directors may discontinue the Stock Compensation Plan at any time or may amend it from time to time. Special vesting and cash-out provisions apply to options and Shares granted under the Stock Compensation Plan in the event of a Change in Control (as defined therein) of the Company.

  The standing Committees of the Board include, among others, the Audit Committee, the Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee.

  The Audit Committee is comprised of Ms. Wexler (Chairman) and Messrs. Bonney, L. Don Brown, Huntington and MacAvoy. The principal functions of this Committee are to (i) recommend to the Board the independent public accounting firm that will conduct the annual audit of the Company's accounts; (ii) review the nature and scope of the audit; and (iii) review the financial organization and accounting practices of the Company and qualifications and performance of its internal auditors and its independent auditing firm. The Committee also recommends to the Board policies concerning avoidance of employee conflicts of interest and reviews the administration of such policies. The Audit Committee met three times during 1997.

  The Human Resources and Compensation Committee is comprised of Messrs. MacAvoy (Chairman), Bonney, Harold Brown and Des Marais and Ms. Wexler. The principal functions of this Committee are to (i) establish, implement and monitor the Company's program for executive development, succession planning and compensation of Executive Officers and certain other senior managerial employees of the Company and (ii) perform various administrative tasks with respect to certain employee benefit matters. In this regard, the Committee administers the Alumax Inc. 1993 Long-Term Incentive Plan (as amended and restated and as further amended on September 4, 1997) (the "Long Term Plan"), the Alumax Inc. 1993 Annual Incentive Compensation Plan (as amended and restated and as further amended on October 3, 1996) (the "Annual Plan") and the Alumax Inc. Deferred Compensation Plan (as amended on October 3, 1996), as such plans pertain to Executive Officers and certain other senior managerial employees of the Company. During 1997, the Human Resources and Compensation Committee met four times.

  The Corporate Governance and Nominating Committee is comprised of Messrs. Harold Brown (Chairman), L. Don Brown, Huntington, Landau and MacAvoy. The principal functions of this Committee include, among other things, (i) screening and recommending candidates for the Board; (ii) recommending to the Board appointments to and the responsibilities of Board committees; (iii) establishing procedures for evaluation of the performance of the Chief Executive Officer by the non-employee Directors; and (iv) considering matters of corporate and social responsibility and matters related to corporate public affairs and to the Company's relations with its various stakeholders. The Corporate Governance and Nominating Committee met twice in 1997.

CERTAIN TRANSACTIONS

  W. Loeber Landau, a Director of the Company, is a Partner in the law firm of Sullivan & Cromwell which, during 1997, rendered legal services to the Company and its subsidiaries, including in connection with the Company's entry into the Merger Agreement and the transactions contemplated thereby.

  In connection with his relocation to the Atlanta area, the Company has arranged bridge loan financing for Eugene R. Greenberg, a Vice President of the Company, in the amount of $188,460 at an interest rate of 8.25 percent for the period from January 1, 1997 to March 31, 1997 and 8.50 percent thereafter. The entire amount of this loan remained outstanding at year-end 1997.

                            EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning compensation paid by the Company during each of the last three years to the Company's Chief Executive Officer and the four other most highly compensated Executive Officers of the Company, based on salary and bonus earned in respect of the 1997 fiscal year.

                          SUMMARY COMPENSATION TABLE

                                   ANNUAL                                     LONG TERM
                                COMPENSATION                                 COMPENSATION
                              -----------------                           ------------------
                                                                          SECURITIES
                                                OTHER ANNUAL  RESTRICTED  UNDERLYING  LTIP    ALL OTHER
                              SALARY    BONUS   COMPENSATION STOCK AWARDS  OPTIONS   PAYOUTS COMPENSATION
NAME AND POSITION        YEAR   (S)      (S)       (S)(A)       (S)(B)      (#)(C)   (S)(D)     (S)(E)
-----------------        ---- ------- --------- ------------ ------------ ---------- ------- ------------
Allen Born.............. 1997 875,000 1,312,500   129,686      660,625           0   687,563    97,397
Chairman and CEO(F)      1996 800,000   797,100    39,602      670,000     687,000         0   101,693
                         1995 750,000   504,900         0      563,750      65,000         0    84,914
Thomas G. Johnston...... 1997 329,001   480,000   213,301      669,647      44,400         0    53,742
President and COO(G)
Jay M. Linard........... 1997 248,669   217,000         0      108,531      21,000         0    42,869
Senior Vice President    1996 203,317   134,300         0       87,100      14,375         0    17,978
and Group Executive(H)
Robert P. Wolf.......... 1997 207,500   189,000         0      100,038      16,300    89,063    35,956
Senior Vice President    1996 176,400   105,600         0       67,000      11,500         0    19,060
and General Counsel      1995 168,000    62,400         0       60,500       8,000         0    18,670
Eugene R. Greenberg..... 1997 231,000   202,300    43,796      108,531      14,375         0    38,562
Vice President(I)        1996 190,949   156,500    31,037       87,100      29,375         0    17,559

--------
(A) "Other Annual Compensation" consists of perquisites and other personal benefits paid by the Company on behalf of the following named Executive Officers in 1997: total perquisites in the amount of $129,686 for Mr. Born, including $51,774 for financial counseling and $44,909 for tax gross-ups; total perquisites in the amount of $213,301 for Mr. Johnston, including $83,369 for relocation expenses and $89,149 for tax gross-ups; and total perquisites in the amount of $43,796 for Mr. Greenberg, including $18,062 for relocation expenses and $15,747 for tax gross-ups. The dollar value of perquisites and other personal benefits for Messrs. Linard and Wolf were less than established reporting thresholds.
(B) Amounts for 1997, 1996 and 1995 represent the value attributable to performance-based restricted stock units awarded under the Long Term Plan. Each such unit is equivalent to one Share of Company Common Stock. The units have been valued using the closing price of the Shares at the New York Stock Exchange on the date of the award. At December 31, 1997, the number and value of the units held by the Executive Officers shown in the table above, using for valuation purposes the closing price of the Shares on the New York Stock Exchange on such date, were as follows: Mr. Born-- 58,000 units valued at $1,986,500; Mr. Johnston--19,650 units valued at $673,013; Mr. Linard--5,475 units valued at $187,519; Mr. Wolf--6,850 units valued at $234,613; and Mr. Greenberg--5,475 units valued at $187,519. Holders of restricted stock units have been granted dividend equivalents which entitle them to receive dividends at the same time and at the same rate as holders of Shares.
(C) The amounts shown in this column represent the number of non-qualified stock options granted under the Long Term Plan, including the grant of 687,800 non-qualified stock options to Mr. Born in December 1996 pursuant to his amended employment agreement. For additional information concerning Mr. Born's employment agreement, see "Executive Employment and Separation Agreements".
(D) The amounts shown in this column represent the amounts paid by the Company to the named Executive Officers upon vesting of restricted stock awarded under the Long Term Plan for the three-year performance period ended December 31, 1996.

(E) The amounts shown in this column for 1997 represent (i) Company matching contributions on behalf of the named Executive Officers to the Alumax Inc. Thrift Plan for Salaried Employees, as well as amounts credited to the accounts of such Executive Officers under the Alumax Inc. Excess Benefit Plan (the "Excess Plan") described below, (ii) the dollar value of the benefit to the named Executive Officer of the interest-free use of Company paid premiums (including a term insurance portion which is paid for by the Company) from the current year to the earliest projected date the premiums can be refunded to the Company for split dollar life insurance, and (iii) disability insurance premiums paid by the Company on behalf of the named Executive Officers. The table below sets forth this information in greater detail.

                                                                      DISABILITY
                                        THRIFT PLAN   LIFE INSURANCE  INSURANCE
NAME                                   CONTRIBUTIONS RELATED BENEFITS  PREMIUM
----                                   ------------- ---------------- ----------
Allen Born............................    39,375          43,345        14,677
Thomas G. Johnson.....................    13,125          33,390         7,227
Jay M. Linard.........................    11,257          26,751         4,861
Robert P. Wolf........................     9,338          21,783         4,835
Eugene R. Greenberg...................    10,395          23,122         5,045

--------
(F) Mr. Born has an employment agreement with the Company which expires on December 31, 1999 and which establishes his minimum annual base salary at $800,000, subject to periodic review. The agreement also provides for awards of stock options and stock units, all of which have been granted. For additional information concerning Mr. Born's employment agreement, see "Executive Employment and Separation Agreements".
(G) Mr. Johnston joined the Company in 1996 and was elected Executive Vice President in March 1997. In December 1997, he was elected President and Chief Operating Officer of the Company. At that time, Mr. Johnston entered into an employment agreement with the Company which expires on December 31, 2002 and which establishes his minimum annual base salary at $500,000, subject to periodic review. The agreement also provides for awards of stock units, all of which have been granted. For additional information concerning Mr. Johnston's employment agreement see "Executive Employment and Separation Agreements".
(H) Mr. Linard joined the Company in 1996 and was elected a Vice President of the Company in December of that year. In September 1997, he was elected Senior Vice President and Group Executive of the Company.
(I) Mr. Greenberg joined the Company in 1996 and was elected a Vice President of the Company in December of that year.

OPTION GRANTS IN THE LAST FISCAL YEAR

  The following table sets forth certain information concerning non-qualified stock options granted by the Company to Messrs. Johnston, Linard, Wolfe and Greenberg under the Long Term Plan during the 1997 fiscal year. No stock options were granted to Mr. Born during the 1997 fiscal year. The data in the column shown below relating to the hypothetical grant date present value of stock options granted in 1997 are presented pursuant to Commission rules and are calculated under the modified Black-Scholes Model for pricing options. The Company is not aware of any model or formula which will determine with reasonable accuracy a present value for stock options based on future unknown factors. The actual amount, if any, realized upon the exercise of stock options will depend upon the market price of the Shares relative to the exercise price per share of the stock option at the time the stock option is exercised. There is no assurance that the hypothetical grant date present values of the stock options reflected in this table actually will be realized.

                     OPTION GRANTS IN THE LAST FISCAL YEAR

                                  NUMBER OF    PERCENT OF
                                  SECURITIES     TOTAL
                                  UNDERLYING    OPTIONS     EXERCISE             GRANT DATE
                          GRANT    OPTIONS   GRANTED TO ALL  PRICE   EXPIRATION PRESENT VALUE
NAME                       DATE   GRANTED(A)  EMPLOYEES(B)   ($/SH)   DATE(C)      ($)(D)
----                     -------- ---------- -------------- -------- ---------- -------------
Allen Born..............      --       --         --            --         --          --
Thomas G. Johnston...... 12/04/97   44,400        4.3%      32.5625   12/04/07     501,720
Jay M. Linard........... 12/04/97   21,000        2.0%      32.3625   12/04/07     237,300
Robert P. Wolf.......... 12/04/97   16,300        1.6%      32.5625   12/04/07     184,190
Eugene R. Greenberg..... 12/04/97   14,375        1.4%      32.5625   12/04/07     162,438

--------
(A) Options granted in 1997 are exercisable upon vesting two years after the grant date.
(B) Based on 1,024,950 options granted in total during the 1997 fiscal year.
(C) Vested options are exercisable for ten years after the grant date, subject to earlier termination in certain events related to termination of employment.
(D) The hypothetical present values on the grant date are calculated under the modified Black-Scholes Model, which is a mathematical formula used to value options traded on stock exchanges. This formula considers a number of factors in hypothesizing an option's present value. Factors used to value the above options include the Share's expected volatility rate (26 percent); expected risk-free rate of return (5.78 percent); expected dividend yield (0 percent); projected time of exercise (five years); and projected risk of forfeiture over the vesting period (5 percent per year or 10 percent in total).

FISCAL YEAR-END OPTION VALUES

  The following table sets forth certain information concerning the number and value of exercisable and unexercisable stock options granted under the Long Term Plan at December 31, 1997 to each of the persons named in the Summary Compensation Table. Data with respect to Mr. Born also includes options awarded to him pursuant to his employment agreement. The value of exercisable and unexercisable in-the-money stock options at December 31, 1997 shown below is presented pursuant to Commission rules. The actual amount, if any, realized upon exercise of stock options will depend upon the market price of Company Common Stock relative to the per share exercise price of the stock option at the time such option is exercised. There is no assurance that the values of exercisable and unexercisable in-the-money stock options reflected in this table will be realized.

                         FISCAL YEAR-END OPTION VALUES

                              NUMBER OF SECURITIES
                             UNDERLYING EXERCISABLE     VALUE OF EXERCISABLE
                             AND UNEXERCISABLE STOCK    AND UNEXERCISABLE IN-
                             OPTIONS AT FISCAL YEAR-   THE-MONEY STOCK OPTIONS
                                       END            AT FISCAL YEAR-END(S)(A)
                            ------------------------- -------------------------
      NAME                  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
      ----                  ----------- ------------- ----------- -------------
Allen Born.................   867,636      575,077     6,216,681          0
Thomas G. Johnston.........         0       50,400             0     87,675
Jay M. Linard..............         0       35,375             0     65,984
Robert P. Wolf.............    28,000       27,800       160,500     51,944
Eugene R. Greenberg........         0       43,750             0     54,805

--------
(A) Based on a price of $34.25, the per share closing price of the Shares on the New York Stock Exchange on December 31, 1997.

 Performance-Based Restricted Stock Units Awarded in the Last Fiscal Year

  The table below indicates the number and value of performance-based restricted stock units (with dividend equivalents) awarded in the 1997 fiscal year under the Long Term Plan to each of the persons named in the Summary Compensation Table. Each unit is equivalent to one Share. Units ordinarily vest after a ten-year service period. Accelerated vesting and payment of all or a portion of the units may occur on completion of a three-year performance period ending December 31, 1999, provided that certain performance goals established by the Human Resources and Compensation Committee of the Board of Directors for such period based on corporate cumulative net income are achieved. To the extent these goals are not met and accelerated vesting does not occur the units vest and will be paid out on completion of the ten-year service period. The value attributable to units awarded in 1997 to each of the persons named in the Summary Compensation Table is reflected in the "Restricted Stock" column for 1997 of such Table.

           LONG TERM INCENTIVE PLAN--AWARDS IN THE LAST FISCAL YEAR

                                                   NUMBER OF         VALUE
                                                RESTRICTED STOCK    OF UNITS
       NAME                                      UNITS AWARDED   AWARDED ($)(A)
       ----                                     ---------------- --------------
Allen Born(B)..................................      17,500         660,625
Thomas G. Johnston(B)..........................       5,750         217,063
Jay M. Linard..................................       2,875         108,531
Robert P. Wolf.................................       2,650         100,038
Eugene R. Greenberg............................       2,875         108,531

--------
(A) Based on a price of $37.75, which represents the per share closing price of Company Common Stock on the New York Stock Exchange on the date of award.
(B) Does not include data pertaining to stock units awarded to Messrs. Born and Johnston pursuant to their employment agreements. See "Executive Employment and Separation Agreements".

PENSION BENEFITS

  The Pension Plan is a defined benefit retirement plan with pensions paid in accordance with a formula based upon final pay and service. Participants become entitled to accrued benefits under the Pension Plan after they complete five years of continuous service. Accrued benefits are determined on the basis of a participant's years of credited service, which includes all continuous service prior to his or her normal retirement date. The basic benefit formula provides an annual retirement allowance equal to 1 7/8 percent of the average of the participant's three highest annual rates of compensation prevailing on January 1 during any of the last ten years of credited services multiplied by the number of years of credited service up to and including ten years, plus 1 3/4 percent of such average multiplied by the number of years of credited service over ten years, less certain adjustments for Social Security benefits, with a minimum benefit of $21 per month multiplied by the number of years of credited service. In those cases where the amounts payable under the Pension Plan exceed the annual pension limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code"), such excess will be paid from the Excess Plan.

  The table below shows the estimated annual retirement benefits, before any applicable offset for Social Security benefits, that would be payable to participants in the Pension Plan at normal retirement (age 65) on a straight life annuity basis. Optional forms of benefit payments are available. Benefits payable under the Pension Plan are also subject to reduction to the extent that participants receive payments pursuant to certain Company (or Amax) sponsored pension or retirement plans that have been suspended, discontinued or otherwise terminated and in certain other circumstances. As noted above, benefits under the Pension Plan are limited to the extent prescribed by the Code, and any amounts in excess of such limitations will be paid pursuant to the Excess Plan. Accordingly, the amounts shown in the table reflect the aggregate of payments under both the Pension Plan and in the Excess Plan.

                              PENSION PLAN TABLE

                                       ESTIMATED ANNUAL PENSION FOR
                                 REPRESENTATIVE YEARS OF CREDITED SERVICE
              -------------------------------------------------------------------------------
  HIGHEST
 THREE-YEAR
  AVERAGE
COMPENSATION     5        10       15       20        25         30         35         40
------------  -------- -------- -------- -------- ---------- ---------- ---------- ----------
 $  250,000   $ 23,438 $ 46,875 $ 68,750 $ 90,625 $  112,500 $  134,375 $  156,250 $  178,125
    500,000     46,875   93,750  137,500  181,250    225,000    268,750    312,500    356,750
    750,000     70,313  140,625  206,250  271,875    337,500    403,123    468,750    534,375
  1,000,000     93,750  187,500  275,000  362,500    450,000    537,500    625,000    712,500
  1,250,000    117,188  234,375  343,750  453,125    562,500    671,875    781,250    890,625
  1,500,000    140,625  281,250  412,500  543,750    675,000    806,250    937,500  1,068,750
  1,750,000    164,063  328,125  481,250  634,375    787,500    940,625  1,093,750  1,246,875
  2,000,000    187,500  375,000  550,000  725,000    900,000  1,075,000  1,250,000  1,425,000
  2,250,000    210,938  421,875  618,750  815,625  1,012,500  1,209,375  1,406,250  1,603,125
  2,500,000    234,375  468,750  687,500  906,250  1,125,000  1,343,750  1,562,500  1,781,250
  2,750,000    257,813  515,625  756,250  996,875  1,237,500  1,478,125  1,718,750  1,959,375

  At December 31, 1997, the years of credited service under the Pension Plan for Messrs. Born, Johnston, Greenberg, Linard and Wolf were 31 years, 16 years, 6 years, 2 years and 8 years, respectively. For purposes of determining benefits under the Pension Plan, covered compensation for each of these individuals includes the amounts shown in the "Salary" and "Bonus" columns of the Summary Compensation Table with certain minor adjustments.

  As required by the terms of their respective employment agreements, the years of credited service under the Pension Plan shown above for Mr. Born includes the period from September 15, 1981 through May 31, 1985 (when he was not an employee of Amax) and for Mr. Johnston includes the period of his employment with Amax or Aztec and the period April 1, 1994 through October 31, 1996 (when he was a consultant to the Company). Pursuant to an arrangement with the Company, the years of credited service under the Pension Plan indicated above for Mr. Greenberg include certain periods of service with a prior employer.

                EXECUTIVE EMPLOYMENT AND SEPARATION AGREEMENTS

  The Company has entered into certain employment agreements, termination of employment and change in control agreements, as more fully described below.

EMPLOYMENT AGREEMENTS

 Allen Born

  The Employment Agreement with Mr. Born (the "Born Agreement"), which became effective November 15, 1993 and which was amended and restated on December 5, 1996, provides for his employment through December 31, 1999, unless terminated by either party. Among other things, in consideration of Mr. Born's waiver of a $5.2 million cash payment for severance and pension credit due under a prior employment agreement with Amax, the Born Agreement provides for the grant to Mr. Born directly, and not pursuant to the Long Term Plan, of options to purchase 532,712 Shares at a per share exercise price of $23.6115 and stock units to be paid out in the form of 113,673 Shares valued at $23.6115 per share. Such options and units vest over a five-year period beginning November 15, 1994 at the rate of 20 percent per year, but will vest earlier in the event of, among other things, a Change in Control of the Company.

  In consideration of Mr. Born's consent to extend his employment to December 31, 1999, his employment agreement which otherwise would have expired in December 1996 was amended and restated on December 5, 1996. The Born Agreement establishes Mr. Born's minimum annual base salary of $800,000 after January 1, 1997, subject to periodic review, and also provides for an additional grant of options to purchase 697,800 Shares of Company Common Stock under the Long Term Plan which are exercisable for a term of six years from date of grant at the following times and prices: (i) 229,767 shares became exercisable on November 15, 1997, at a per share exercise price of $32,125 (the closing price of Company Common Stock on the New York Stock Exchange on December 5, 1996); (ii) 229,267 shares become exercisable on November 15, 1998, at a per share price of $36.125; and (iii) the remaining 229,266 shares become exercisable on November 15, 1999, at a per share exercise price of $40.125. The additional stock options will vest earlier in the event of, among other things, a Change in Control of the Company.

  The Born Agreement also provides for a supplemental pension benefit under the Retirement Plan for Salaried Employees of the Company and its subsidiaries (the "Pension Plan") and the Excess Plan equal to the difference between (a) the actual benefits to be received under such plans and (b) the benefits he would have received under such plans if the period from September 15, 1981 through May 31, 1985 (when he was not an employee of Amax) were included in his years of credited service under these plans. To compensate Mr. Born for deferring his retirement and the reduced pension benefits resulting from such deferral, his agreement was amended to further provide that the Company will pay Mr. Born the lump sum of $1,175,876 at the time of expiration of the Period of Employment (as defined therein), in addition to, and without offset of, the benefits otherwise payable to him. Such additional payment will be made on a prorated basis in the event of, among other things, a Change in Control of the Company.

  The Born Agreement provides that Mr. Born will be paid termination compensation if his employment is terminated by the Company due to, among other reasons, a Change in Control of the Company. Such termination compensation includes (i) a cash payment equal to his monthly compensation based upon his then current annual salary plus his target award under the Company's Annual Incentive Plan multiplied by the number of full and fractional years remaining between the date of termination and December 31, 1999; (ii) a pro rata portion of his target award under the Company's Annual Incentive Plan, determined on the assumption that all applicable performance objectives have been met; (iii) vesting and payment in cash of the value of all previously granted performance accelerated restricted stock awards under the Company's Long Term Incentive Plan; (iv) maintenance of all insurance plans in effect for Mr. Born until December 31, 1999, or until the commencement of equivalent benefits from a new employer; (v) for a period terminating on the earlier of three years after termination or the commencement of equivalent benefits from a new employer, third-party professional financial and tax advisory services; and (vi) for a period terminating one year after the date of termination of employment, payment of benefits equivalent on an after-tax basis to the benefits Mr. Born would have received under all employee benefit and executive compensation plans (other than stock option and incentive plans) in which he was participating immediately prior to termination, as if he had received credit for age and service under such plans during such period following termination. In the event that any such termination payment or benefits pursuant to the Born Agreement (together with any payments under any other plans, policies or arrangements) are subject to excise tax under Federal tax laws, the Company will increase Mr. Born's termination payment to the extent necessary to restore to the same after-tax position as he would have had if the excise tax had not been imposed. A copy of the Born Agreement is filed as Exhibit 7 to the Schedule 14 D-9 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such exhibit.

 Thomas G. Johnston

  The Employment Agreement with Mr. Johnston (the "Johnston Agreement"), which became effective December 1, 1997, provides for his employment through December 31, 2002, unless terminated by either party. Among other things, the Johnston Agreement establishes Mr. Johnston's minimum annual base salary at $500,000, subject to periodic review, and also provides for grants of performance-based restricted stock units ("PARS"), subject to achievement of Performance Objectives (as defined therein), under the Long Term Plan as follows: (i) 7,400 units for the three-year Performance Period (as defined therein) ending December 31, 1997; and (ii) 6,500 units for the three-year Performance Period ending December 31, 1998. Each unit is equivalent to one Share of Company Common Stock. The aforementioned PARS awards are subject to all of the terms and conditions of the Long Term Plan, including accelerated vesting and payment provisions if certain predetermined Performance Objectives for a Performance Period are met. The Johnston Agreement further provides that the PARS will vest earlier in the event of, among other things, a Change in Control of the Company.

  The Johnston Agreement also provides for a supplemental pension benefit under the Pension Plan and the Excess Plan equal to the difference between (a) the actual benefits to be received under such plans and (b) the benefits Mr. Johnston would have received under such plans if the periods of employment with Amax or Aztec Mining Company Limited ("Aztec") and the period April 1, 1994 through October 31, 1996 (when he served as a consultant to the Company) were included in his years of credited service under these plans. Any pension payments received by Mr. Johnston from Amax or Aztec will offset payments received from the Company.

  The Johnston Agreement further provides that Mr. Johnston will be paid termination compensation if, among other reasons, there is a Change in Control of the Company. Such termination compensation includes (i) a cash payment equal to 36 months of his monthly compensation based upon Mr. Johnston's then current annual salary plus his target award under the Company's Annual Plan;
(ii) a pro rata portion of certain previously granted incentive compensation awards granted under the Company's Annual Plan, determined on the assumption that all applicable performance objectives have been met; (iii) vesting of PARS or other Performance Awards under the Company's Long Term Plan; (iv) for a period terminating on the earlier of 12 months after termination or the commencement of equivalent benefits from a new employer (a) third-party professional financial and tax advisory services and (b) the maintenance of all insurance plans then in effect for him; (v) for a period of 30 and 36 months, respectively, after the date of termination, payments of benefits equivalent on an after-tax basis to the benefits Mr. Johnson would have received under the employee benefit and executive compensation plans (other than stock option and incentive plans) in which he was participating immediately prior to termination. The Johnston Agreement further provides that in the event that any such termination payment or benefits pursuant thereto (together with any payments under any other plans, policies or arrangements) are subject to excise tax under Federal tax laws, the Company will increase Mr. Johnston's termination payment to put him in the same after-tax position as he would have been if the excise tax had not been imposed. A copy of the Johnston Agreement is filed as Exhibit 8 to the Schedule 14 D-9 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such exhibit.

 Helen M. Feeney

  Pursuant to an agreement among the Company, Amax and Ms. Feeney (the "Award Substitution Agreement"), which became effective November 15, 1993, Ms.
Feeney, a former Amax executive who was
elected Vice President and Corporate Secretary of the Company at the time the Company became an independent, public corporation, agreed to the cancellation without payment of rights which she may have had under severance policies of Amax. The Company made an award of options and units to Ms. Feeney similar to those made under the Born Agreement. The award was made on terms substantially similar to those described above relating to the Born Agreement and provide for grants of options covering 39,250 Shares of Company Common Stock and stock units for 8,374 Shares of Company Common Stock to Ms. Feeney. The options granted to Ms. Feeney pursuant to the Award Substitution Agreement vest upon a Change in Control. A copy of the Award Substitution Agreement is filed as
Exhibit 9 to the Schedule 14 D-9 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such exhibit.

  For purposes of this Information Statement, the term "Change in Control" includes the purchase by the Purchaser of 20% or more of the Shares or the approval of the stockholders of the Company of the Merger.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's Directors and Executive officers and the beneficial owners of more than ten percent of the Company's Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of Company Common Stock and other equity securities of the Company. Because of the complexity of the reporting rules, the Company has assumed responsibility for preparing and filing all reports required to be filed under Section 16(a) by the Directors and Executive Officers. The Company believes that during the last fiscal year it complied with all Section 16(a) filing requirements applicable to its Directors and Executive Officers.